SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho ) as filed with the Kanto Financial Bureau in Japan on February 13, 2020, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2019 and December 31, 2019 and for the three and nine months ended December 31, 2018 and 2019.

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 13, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi

Member of the Board of Directors

Senior Managing Executive Officer

Responsible for Treasury and Accounting Headquarters

Responsible for Enterprise Risk Management Headquarters

Responsible for Corporate Planning Department

Responsible for Corporate Communications Department

Assistant to CEO

ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 13, 2020, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2019 and December 31, 2019 and for the three and nine months ended December 31, 2018 and 2019.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Fiscal year ended March 31, 2019
Total revenues	¥1,796,155	¥1,684,379	¥2,434,864
Income before income taxes	295,168	350,458	395,730
Net income attributable to ORIX Corporation shareholders	236,207	244,319	323,745
Comprehensive Income attributable to ORIX Corporation shareholders	229,249	227,756	310,970
ORIX Corporation shareholders’ equity	2,817,498	3,008,410	2,897,074
Total assets	12,121,792	12,842,958	12,174,917
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	184.53	190.99	252.92
Diluted (yen)	184.38	190.82	252.70
ORIX Corporation shareholders’ equity ratio (%)	23.2	23.4	23.8
Cash flows from operating activities	381,610	720,689	587,678
Cash flows from investing activities	(697,261)	(1,087,655)	(873,951)
Cash flows from financing activities	246,739	108,506	166,647
Cash, Cash Equivalents and Restricted Cash at end of Period	1,335,199	1,020,609	1,283,580

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
2.

Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) has been adopted since April 1, 2019. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

	Millions of yen (except for per share amounts)
	Three months ended December 31, 2018	Three months ended December 31, 2019
Total revenues	¥534,141	¥571,701
Net income attributable to ORIX Corporation shareholders	81,157	85,169
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	63.41	66.64

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
	2.	New Lease Standard has been adopted since April 1, 2019. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

(2) Overview of Activities

During the nine months ended December 31, 2019, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2019 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Financial Highlights

Financial Results for the Nine Months Ended December 31, 2019

Total revenues	¥1,684,379 million (Down 6% year on year)
Total expenses	¥1,447,657 million (Down 6% year on year)
Income before income taxes	¥350,458 million (Up 19% year on year)
Net income attributable to ORIX Corporation Shareholders	¥244,319 million (Up 3% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥190.99 (Up 4% year on year)
(Diluted)	¥190.82 (Up 3% year on year)
ROE (Annualized) *1	11.0% (11.5% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.60% (2.67% during the same period in the previous fiscal year)

*1	ROE is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the nine months ended December 31, 2019 decreased 6% to ¥1,684,379 million compared to ¥1,796,155 million during the same period of the previous fiscal year due to a decrease in sales of goods and real estate due primarily to decreasing revenues generated by subsidiaries in the private equity business despite increases in gains on investment securities and dividends and life insurance premiums and related investment income.

Total expenses decreased 6% to ¥1,447,657 million compared to ¥1,537,971 million during the same period of the previous fiscal year due to a decrease in costs of goods and real estate sold in line with the aforementioned decreased revenues despite increases in life insurance costs and selling, general and administrative expenses.

In addition, as a result of increases in equity in net income of affiliates, and gains on sales of subsidiaries and affiliates and liquidation losses, net, income before income taxes for the nine months ended December 31, 2019 increased 19% to ¥350,458 million compared to ¥295,168 million during the same period of the previous fiscal year. Net income attributable to ORIX Corporation shareholders increased 3% to ¥244,319 million compared to ¥236,207 million during the same period of the previous fiscal year as a result of a decrease in provision for income taxes during the same period of the previous fiscal year due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO INCORPORATED (hereinafter, “DAIKYO”).

Segment Information

In fiscal 2019, the Company made DAIKYO a wholly-owned subsidiary, to complement their respective real estate business and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, the segment classification of DAIKYO has been shifted from Investment and Operation segment to Real Estate segment since the previous fiscal year. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.

The Company and its subsidiaries adopted the New Lease Standard on April 1, 2019. This adoption has resulted in a gross up of right-of-use assets of investment in operating leases and property under facility operations principally for operating leases, where the Company is the lessee, such as land leases and office and equipment leases in all of our segments except for Retail segment. Additionally, the amounts of investment in direct financing leases were reclassified to net investment in leases. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

Total revenues and profits by segment for the nine months ended December 31, 2018 and 2019 are as follows:

	Millions of yen
	Nine months ended December 31, 2018		Nine months ended December 31, 2019		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥71,717	¥19,760	¥69,721	¥13,159	¥(1,996)	(3)	¥(6,601)	(33)
Maintenance Leasing	214,304	30,387	224,017	25,767	9,713	5	(4,620)	(15)
Real Estate	357,381	54,721	332,039	56,070	(25,342)	(7)	1,349	2
Investment and Operation	504,032	31,091	341,302	55,590	(162,730)	(32)	24,499	79
Retail	289,288	66,237	355,468	70,447	66,180	23	4,210	6
Overseas Business	365,420	95,621	369,192	131,894	3,772	1	36,273	38

Total	1,802,142	297,817	1,691,739	352,927	(110,403)	(6)	55,110	19

Difference between Segment Total and Consolidated Amounts	(5,987)	(2,649)	(7,360)	(2,469)	(1,373)	—	180	—

Total Consolidated Amounts	¥1,796,155	¥295,168	¥1,684,379	¥350,458	¥(111,776)	(6)	¥55,290	19

Total assets by segment as of March 31, 2019 and December 31, 2019 are as follows:
			Millions of yen
			March 31, 2019		December 31, 2019		Change
			Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services			¥959,725	8	¥1,000,148	8	¥40,423	4
Maintenance Leasing			873,775	7	900,943	7	27,168	3
Real Estate			720,221	6	756,092	6	35,871	5
Investment and Operation			733,612	6	808,466	6	74,854	10
Retail			3,571,437	29	4,110,336	32	538,899	15
Overseas Business			3,138,928	26	3,283,169	26	144,241	5

Total			9,997,698	82	10,859,154	85	861,456	9

Difference between Segment Total and Consolidated Amounts			2,177,219	18	1,983,804	15	(193,415)	(9)

Total Consolidated Amounts			¥12,174,917	100	¥12,842,958	100	¥668,041	5

Segment information for the nine months ended December 31, 2019 is as follows:

Corporate Financial Services Segment: Finance and fee business

In this segment, we are focused on fee businesses related to life insurance, environment and energy, auto leasing related products and services provided to domestic small- and medium-sized enterprise customers while engaging in highly competitive businesses such as leasing and lending with a focus on profitability. We aim to grow our profit by maximizing synergies with Yayoi Co.,Ltd., a software service provider in the group, and by utilizing our domestic network to create new businesses.

Segment revenues decreased 3% to ¥69,721 million compared to the same period of the previous fiscal year due to decreases in finance revenues and services income in line with a decrease in fee income related to life insurance.

As a result of the foregoing and an increase in selling, general and administrative expenses resulting from the adoption of the New Lease Standard described above that changed the recognition of some lease related costs from deferred amortization to expensing as they are incurred, segment profits decreased 33% to ¥13,159 million compared to the same period of the previous fiscal year.

Segment assets increased 4% to ¥1,000,148 million compared to the end of the previous fiscal year due to an increase in investment in operating leases resulting from the adoption of the New Lease Standard despite a decrease in net investment in leases.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we continue to diversify services income.

	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥22,271	¥18,191	¥(4,080)	(18)
Gains on investment securities and dividends	(701)	1,475	2,176	—
Operating leases	17,809	17,059	(750)	(4)
Sales of goods and real estate	3,184	4,323	1,139	36
Services income	29,154	28,673	(481)	(2)

Total Segment Revenues	71,717	69,721	(1,996)	(3)

Segment Expenses:
Interest expense	3,108	2,763	(345)	(11)
Costs of operating leases	10,701	11,010	309	3
Costs of goods and real estate sold	1,283	1,527	244	19
Services expense	7,367	9,768	2,401	33
Selling, general and administrative expenses	28,197	32,941	4,744	17
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	558	747	189	34
Other	(91)	(113)	(22)	—

Total Segment Expenses	51,123	58,643	7,520	15

Segment Operating Income	20,594	11,078	(9,516)	(46)

Equity in Net income (Loss) of Affiliates, and others	(834)	2,081	2,915	—

Segment Profits	¥19,760	¥13,159	¥(6,601)	(33)

	As of March 31, 2019	As of December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥403,639	¥0	¥(403,639)	(100)
Net investment in leases	0	383,755	383,755	100
Installment loans	364,818	374,021	9,203	3
Investment in operating leases	24,143	75,497	51,354	213
Investment in securities	31,522	24,413	(7,109)	(23)
Property under facility operations	16,973	19,242	2,269	13
Inventories	51	130	79	155
Advances for finance lease and operating lease	122	109	(13)	(11)
Investment in affiliates	16,276	18,029	1,753	11
Advances for property under facility operations	0	760	760	100
Goodwill, intangible assets acquired in business combinations	102,181	104,192	2,011	2

Total Segment Assets	¥959,725	¥1,000,148	¥40,423	4

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

In the automobile related businesses, which cover a large part of this segment, we aim to increase market share in small- and medium-sized enterprises and individuals as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop automobile-related services. Furthermore, we aim to develop new products and services to adapt to the change of industrial structure and obtain new business opportunities. In the rental business, we strengthened our engineering solution businesses by developing new services relating to robots and three-dimensional (3D) printing.

Segment revenues increased 5% to ¥224,017 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment profits decreased 15% to ¥25,767 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses resulting from the adoption of the New Lease Standard that changed the recognition of some lease related costs from deferred amortization to expensing as they are incurred, and due to an increase in service expense resulting from enhancing the quality of services for expanding our customer bases.

Segment assets increased 3% to ¥900,943 million compared to the end of the previous fiscal year due to an increase in new business volumes of investment in operating leases.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we have maintained stable profitability.

	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥10,714	¥11,757	¥1,043	10
Operating leases	147,698	154,351	6,653	5
Services income	52,409	53,116	707	1
Other	3,483	4,793	1,310	38

Total Segment Revenues	214,304	224,017	9,713	5

Segment Expenses:
Interest expense	2,338	2,151	(187)	(8)
Costs of operating leases	114,804	122,037	7,233	6
Services expense	30,114	31,490	1,376	5
Selling, general and administrative expenses	34,645	38,817	4,172	12
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	265	88	(177)	(67)
Other	2,844	3,654	810	28

Total Segment Expenses	185,010	198,237	13,227	7

Segment Operating Income	29,294	25,780	(3,514)	(12)

Equity in Net income (Loss) of Affiliates, and others	1,093	(13)	(1,106)	—

Segment Profits	¥30,387	¥25,767	¥(4,620)	(15)

	As of March 31, 2019	As of December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥328,424	¥0	¥(328,424)	(100)
Net investment in leases	0	325,608	325,608	100
Investment in operating leases	525,392	556,130	30,738	6
Investment in securities	506	556	50	10
Property under facility operations	988	1,008	20	2
Inventories	587	690	103	18
Advances for finance lease and operating lease	669	227	(442)	(66)
Investment in affiliates	33	20	(13)	(39)
Goodwill, intangible assets acquired in business combinations	17,176	16,704	(472)	(3)

Total Segment Assets	¥873,775	¥900,943	¥27,168	3

Real Estate Segment: Real estate development, rental and management; facility operation; real estate investment management

In this segment, we aim to promote portfolio rebalancing by selling rental properties in favorable markets and to expand the scale of our asset management business, such as REIT and real estate investment advisory services, in order to construct a portfolio that is less affected by volatility in the real estate market. We aim to enhance mutually complementary aspects of the DAIKYO and ORIX real estate businesses, to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns, and to develop new businesses by taking advantage of our value chain of real estate development and rental, asset management and facility operations.

Segment revenues decreased 7% to ¥332,039 million compared to the same period of the previous fiscal year due to a decrease in services income from significant gains on a sale of property under facility operations that were recognized during the same period of the previous fiscal year and due to a decrease in operating leases revenues resulting from sales of rental properties.

Segment profits increased 2% to ¥56,070 million compared to the same period of the previous fiscal year due to the recognition of gains on sales of a subsidiary which operates senior housings.

Although property under facility operations decreased due to sales of a subsidiary, segment assets increased 5% to ¥756,092 million compared to the end of the previous fiscal year due to an increase in investment in operating leases resulting from the adoption of the New Lease Standard, and due to an increase in inventories of DAIKYO.

Asset efficiency increased compared to the same period of the previous fiscal year, and we continuously make new investments in carefully selected areas and properties.

	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,518	¥2,120	¥602	40
Operating leases	55,968	48,977	(6,991)	(12)
Sales of goods and real estate	67,718	67,775	57	0
Services income	232,321	213,021	(19,300)	(8)
Other	(144)	146	290	—

Total Segment Revenues	357,381	332,039	(25,342)	(7)

Segment Expenses:
Interest expense	1,733	1,034	(699)	(40)
Costs of operating leases	19,227	18,591	(636)	(3)
Costs of goods and real estate sold	61,299	63,104	1,805	3
Services expense	190,440	179,944	(10,496)	(6)
Selling, general and administrative expenses	32,997	32,784	(213)	(1)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	24	22	(2)	(8)
Other	665	509	(156)	(23)

Total Segment Expenses	306,385	295,988	(10,397)	(3)

Segment Operating Income	50,996	36,051	(14,945)	(29)

Equity in Net income (Loss) of Affiliates, and others	3,725	20,019	16,294	437

Segment Profits	¥54,721	¥56,070	¥1,349	2

	As of March 31, 2019	As of December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥35,420	¥0	¥(35,420)	(100)
Net investment in leases	0	35,556	35,556	100
Installment loans	316	0	(316)	(100)
Investment in operating leases	242,022	281,738	39,716	16
Investment in securities	8,038	7,581	(457)	(6)
Property under facility operations	146,100	128,591	(17,509)	(12)
Inventories	80,920	96,971	16,051	20
Advances for finance lease and operating lease	29,946	37,879	7,933	26
Investment in affiliates	107,072	96,205	(10,867)	(10)
Advances for property under facility operations	6,790	9,655	2,865	42
Goodwill, intangible assets acquired in business combinations	63,597	61,916	(1,681)	(3)

Total Segment Assets	¥720,221	¥756,092	¥35,871	5

Investment and Operation Segment: Environment and energy, private equity and concession

In the environment and energy business, we aim to increase services revenue by promoting our renewable energy business and our electric power retailing business as a comprehensive energy service provider. In our solar power business, we have secured abundant solar power capacity and are operating many projects, making us one of the largest solar power producers in Japan. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market. In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We intend to diversify our investment methods and expand our target zone. Regarding the concession business, we aim to strengthen our operations in the three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and also aim to proactively engage in the operation of public infrastructures other than airports.

Segment revenues decreased 32% to ¥341,302 million compared to the same period of the previous fiscal year due to a decrease in sales of goods by a subsidiary in the private equity business.

Segment profits increased 79% to ¥55,590 million compared to the same period of the previous fiscal year due to the recognition of gains on sales of subsidiaries and due to an increase in equity in net income of affiliates.

Segment assets increased 10% to ¥808,466 million compared to the end of the previous fiscal year due to an increase in property under facility operations in the environment and energy business as a result of making investee wind power generation companies into our subsidiaries and adoption of the New Lease Standard described above.

Asset efficiency increased compared to the same period of the previous year, and the solar power business has grown steadily and profit from the concession business has also steadily increased.

	Nine months ended	Nine months ended	Change
	December 31, 2018	December 31, 2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥7,030	¥5,225	¥(1,805)	(26)
Gains on investment securities and dividends	148	2,106	1,958	—
Sales of goods and real estate	371,192	197,472	(173,720)	(47)
Services income	125,013	135,606	10,593	8
Other	649	893	244	38

Total Segment Revenues	504,032	341,302	(162,730)	(32)

Segment Expenses:
Interest expense	5,240	5,751	511	10
Costs of goods and real estate sold	344,323	172,340	(171,983)	(50)
Services expense	96,663	103,238	6,575	7
Selling, general and administrative expenses	38,074	37,431	(643)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(66)	(108)	(42)	—
Other	400	131	(269)	(67)

Total Segment Expenses	484,634	318,783	(165,851)	(34)

Segment Operating Income	19,398	22,519	3,121	16

Equity in Net income (Loss) of Affiliates, and others	11,693	33,071	21,378	183

Segment Profits	¥31,091	¥55,590	¥24,499	79

	As of	As of	Change
	March 31, 2019	December 31, 2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥25,696	¥0	¥(25,696)	(100)
Net investment in leases	0	26,742	26,742	100
Installment loans	47,573	40,434	(7,139)	(15)
Investment in operating leases	5,474	14,008	8,534	156
Investment in securities	25,786	24,084	(1,702)	(7)
Property under facility operations	264,994	364,267	99,273	37
Inventories	30,776	32,079	1,303	4
Advances for finance lease and operating lease	1,340	914	(426)	(32)
Investment in affiliates	161,966	148,930	(13,036)	(8)
Advances for property under facility operations	11,291	17,191	5,900	52
Goodwill, intangible assets acquired in business combinations	158,716	139,817	(18,899)	(12)

Total Segment Assets	¥733,612	¥808,466	¥74,854	10

Retail Segment: Life insurance, banking and card loan

In the life insurance business, we aim to increase the number of policies in force and revenues from insurance premiums by offering simple-to-understand products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing the balance of outstanding housing loans which is a core of our banking business. In the card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions. We also aim to increase finance revenues by making loans directly to our customers through our experience and expertise in credit screening.

Segment revenues increased 23% to ¥355,468 million compared to the same period of the previous fiscal year due to an improvement in investment income from assets under variable annuity and variable life insurance contracts, and due to an increase in life insurance premiums in line with an increase in new insurance contracts.

Segment profits increased 6% to ¥70,447 million compared to the same period of the previous fiscal year for the above reasons despite increases in life insurance costs and selling, general and administrative expenses resulting from the costs to improve customer service system.

Segment assets increased 15% to ¥4,110,336 million compared to the end of the previous fiscal year due to increases in investment in securities with the growth of the life insurance business and installment loans with the growth of the banking business.

Although asset efficiency decreased compared to the same period of the previous fiscal year, the number of insurance policies in force in the life insurance business and the balance of housing loans in the banking business have grown steadily.

	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥57,641	¥60,221	¥2,580	4
Life insurance premiums and related investment income	229,052	291,694	62,642	27
Other	2,595	3,553	958	37

Total Segment Revenues	289,288	355,468	66,180	23

Segment Expenses:
Interest expense	3,083	3,262	179	6
Life insurance costs	153,747	210,299	56,552	37
Selling, general and administrative expenses	56,274	58,490	2,216	4
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	8,410	9,765	1,355	16
Other	1,514	3,208	1,694	112

Total Segment Expenses	223,028	285,024	61,996	28

Segment Operating Income	66,260	70,444	4,184	6

Equity in Net income (Loss) of Affiliates, and others	(23)	3	26	—

Segment Profits	¥66,237	¥70,447	¥4,210	6

	As of March 31, 2019	As of December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥42	¥0	¥(42)	(100)
Installment loans	2,049,980	2,291,736	241,756	12
Investment in operating leases	29,810	29,350	(460)	(2)
Investment in securities	1,474,750	1,772,787	298,037	20
Investment in affiliates	631	239	(392)	(62)
Goodwill, intangible assets acquired in business combinations	16,224	16,224	0	—

Total Segment Assets	¥3,571,437	¥4,110,336	¥538,899	15

Overseas Business Segment: Asset management, aircraft- and ship-related operations, private equity and finance

In the United States, we aim to expand our business areas by engaging in equity investments and fee businesses such as fund management in addition to corporate finance and investments in bonds. In our aircraft-related operations, we are focusing on profit opportunities within operating lease, sales of used aircraft to domestic and overseas investors, and asset management services for the aircraft owned by others. All of these opportunities are backed by the growing demand of passengers and for aircraft. We also aim to promote the expansion of functionality and diversification in our overseas group companies.

Segment revenues increased 1% to ¥369,192 million compared to the same period of the previous fiscal year due to increases in finance revenues in the United States through the acquisition of NXT Capital Group, LLC (hereinafter, “NXT Capital”), which we acquired in the previous fiscal year, and in gains on investment securities through selling an investee in Asia, despite decreases in services income and operating leases revenues.

As a result of the foregoing and an increase in equity in net income of affiliates from Avolon Holdings Limited (hereinafter, “Avolon”), a leading global aircraft leasing company located in Ireland whose shares we acquired in the previous fiscal year and an increase in gains on sales of shares of subsidiaries and affiliates, segment profits increased 38% to ¥131,894 million compared to the same period of the previous fiscal year.

Segment assets increased 5% to ¥3,283,169 million compared to the end of the previous fiscal year due to an increase in investment in installment loans in the United States by NXT Capital and due to an increase in investment in operating leases in aircraft business.

Asset efficiency increased compared to the same period of the previous fiscal year. We have steadily expanded our asset management business in the United States including NXT Capital, and aircraft-related operations including Avolon.

	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥80,536	¥93,567	¥13,031	16
Gains on investment securities and dividends	5,536	23,508	17,972	325
Operating leases	93,598	84,918	(8,680)	(9)
Services income	179,352	162,592	(16,760)	(9)
Other	6,398	4,607	(1,791)	(28)

Total Segment Revenues	365,420	369,192	3,772	1

Segment Expenses:
Interest expense	44,463	51,459	6,996	16
Costs of operating leases	46,675	47,577	902	2
Services expense	50,776	42,543	(8,233)	(16)
Selling, general and administrative expenses	134,300	139,452	5,152	4
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	5,802	5,800	(2)	(0)
Other	6,571	4,616	(1,955)	(30)

Total Segment Expenses	288,587	291,447	2,860	1

Segment Operating Income	76,833	77,745	912	1

Equity in Net income (Loss) of Affiliates, and others	18,788	54,149	35,361	188

Segment Profits	¥95,621	¥131,894	¥36,273	38

	As of March 31, 2019	As of December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥362,391	¥0	¥(362,391)	(100)
Net investment in leases	0	370,642	370,642	100
Installment loans	814,847	909,261	94,414	12
Investment in operating leases	509,117	554,097	44,980	9
Investment in securities	385,339	396,182	10,843	3
Property under facility operations and servicing assets	44,149	45,317	1,168	3
Inventories	3,161	1,903	(1,258)	(40)
Advances for finance lease and operating lease	10,932	7,629	(3,303)	(30)
Investment in affiliates	556,682	558,487	1,805	0
Goodwill, intangible assets acquired in business combinations	452,310	439,651	(12,659)	(3)

Total Segment Assets	¥3,138,928	¥3,283,169	¥144,241	5

(2) Financial Condition

	As of March 31, 2019	As of December 31, 2019	Change
			Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥12,174,917	¥12,842,958	¥668,041	5
(Segment assets)	9,997,698	10,859,154	861,456	9
Total liabilities	9,211,936	9,753,531	541,595	6
(Short- and long-term debt)	4,495,771	4,503,311	7,540	0
(Deposits)	1,927,741	2,169,106	241,365	13
ORIX Corporation shareholders’ equity	2,897,074	3,008,410	111,336	4
ORIX Corporation shareholders’ equity per share (yen)*1	2,263.41	2,363.84	100.43	4
ORIX Corporation shareholders’ equity ratio*2	23.8%	23.4%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.6x	1.5x	—	—

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.

Total assets increased 5% to ¥12,842,958 million compared to the balance as of March 31, 2019 due to not only increases in installment loans and investment in securities, but also increases in investment in operating leases, property under facility operations and office facilities as a result of our adoption of the New Lease Standard. In addition, segment assets increased 9% to ¥10,859,154 million compared to the balance as of March 31, 2019.

Total liabilities increased compared to the balance as of March 31, 2019 due to not only increases in short-term debt and deposits, but also an increase in other liabilities as a result of our adoption of the New Lease Standard.

ORIX Corporation shareholders’ equity increased 4% to ¥3,008,410 million compared to the balance as of March 31, 2019 due primarily to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital, investment and loan in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity and reducing capital costs. We formulate and execute on funding policies that are resistant to sudden negative events in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. When implementing our management plan, we adjust our funding based on changes in the external environment and our needs in light of our business activities, and endeavor to maintain flexibility in our funding activities. We endeavor to diversify our funding sources, promote longer liability maturities, disperse interest and principal repayment dates, maintain sufficient liquidity, optimize the balance of liabilities and equity and reinforce our funding stability.

Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥6,672,417 million as of December 31, 2019. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of December 31, 2019. Procurement from the capital markets is composed of bonds, medium-term notes, commercial paper, payables under securitized lease and loan receivables and other assets (including asset backed securities). The majority of deposits are attributable to ORIX Bank Corporation.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2019	December 31, 2019
Borrowings from financial institutions	¥268,488	¥299,801
Commercial paper	41,061	84,331

Total short-term debt	¥309,549	¥384,132

Short-term debt as of December 31, 2019 was ¥384,132 million, which accounted for 9% of the total amount of short- and long-term debt (excluding deposits) as compared to 7% as of March 31, 2019.

While the amount of short-term debt as of December 31, 2019 was ¥384,132 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2019 was ¥1,239,211 million.

(b) Long-term debt

	Millions of yen
	March 31, 2019	December 31, 2019
Borrowings from financial institutions	¥3,010,880	¥3,056,091
Bonds	807,460	751,775
Medium-term notes	190,082	179,058
Payables under securitized lease and loan receivables and other assets	177,800	132,255

Total long-term debt	¥4,186,222	¥4,119,179

The balance of long-term debt as of December 31, 2019 was ¥4,119,179 million, which accounted for 91% of the total amount of short- and long-term debt (excluding deposits) as compared to 93% as of March 31, 2019.

(c) Deposits

	Millions of yen
	March 31, 2019	December 31, 2019
Deposits	¥1,927,741	¥2,169,106

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash, cash equivalents and restricted cash as of December 31, 2019 decreased by ¥262,971 million to ¥1,020,609 million compared to March 31, 2019. New Lease Standard has been adopted since April 1, 2019. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

Cash flows provided by operating activities were ¥720,689 million in the nine months ended December 31, 2019, up from ¥381,610 million during the same period of the previous fiscal year, primarily because the classification of cash flows from principal payments received under net investment in leases changed from cash flows from operating activities to cash flows from investing activities, starting from this fiscal year.

Cash flows used in investing activities were ¥1,087,655 million in the nine months ended December 31, 2019, up from ¥697,261 million during the same period of the previous fiscal year, primarily because the classification of cash flows from principal payments received under net investment in leases changed from cash flows from operating activities to cash flows from investing activities, starting from this fiscal year.

Cash flows provided by financing activities were ¥108,506 million in the nine months ended December 31, 2019, down from ¥246,739 million during the same period of the previous fiscal year. This change resulted primarily from a decrease in proceeds from debt with maturities longer than three months.

(5) Management Policy and Strategy

During the three months ended September 30, 2019, based on the current situation of high asset value and increasing recession and geopolitical risk, ORIX Group revised our target performance indicators under our management policy to achieve continuous growth through investments without missing good opportunities while keeping our cautious management stance. The new performance indicators are as follows.

Target Performance Indicators

In pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency, and credit ratings to indicate financial soundness. In the fiscal year ending March 31, 2020, we aim to achieve annual net income attributable to ORIX Corporation shareholders of ¥300,000 million. In addition, ORIX Group continues financial soundness and make maximum effort to maintain our single A credit rating. ORIX Group aims to achieve ROE above 11% as our medium to long- term strategic directions.

Performance indicators for the fiscal years ended March 31, 2017, 2018 and 2019 and for the nine months ended December 31, 2019 are as follows.

	Year ended March 31, 2017		Year ended March 31, 2018		Year ended March 31, 2019		Nine months ended December 31, 2019
Net Income Attributable to ORIX Corporation Shareholders (millions of yen)	273,239		313,135		323,745		244,319
ROE* (%)	11.3		12.1		11.6		11.0
Credit Ratings
R&I Long-Term Debt	A + (Stable	)	A + (Stable	)	A + (Positive	)	A + (Positive	)
S&P Long-Term Debt	A - (Negative	)	A - (Stable	)	A - (Negative	)	A - (Negative	)
Fitch Long-Term Debt	A - (Stable	)	A - (Stable	)	A - (Stable	)	A - (Stable	)
Moody’s Long-Term Debt	Baa1 (Stable	)	Baa1 (Positive	)	A3 (Stable	)	A3 (Stable	)

*	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.

(6) Challenges to be addressed

There were no significant changes for the nine months ended December 31, 2019.

(7) Research and Development Activity

There were no significant changes in research and development activities for the nine months ended December 31, 2019.

(8) Major Facilities

There were no significant changes in major facilities for the nine months ended December 31, 2019.

4.	Material Contracts

Not applicable.

5.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Capital Reserve

The number of issued shares, the amount of common stock and capital reserve for the three months ended December 31, 2019 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	December 31, 2019	Increase, net	December 31, 2019	Increase, net	December 31, 2019
0	1,324,629	¥0	¥221,111	¥0	¥248,290

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in the quarterly report for the three months ended December 31, 2019).

6.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2019 and December 31, 2019, personnel changes of our directors and the executive officers are as follows:

(1) Departures

Name	Title	Areas of duties	The day of retirement
Hideto Nishitani	Managing Executive Officer	Assistant to CEO	October 31, 2019

Kazutaka Shimoura	Managing Executive Officer	Credit and Investment Management Headquarters	December 31, 2019

Toshinari Fukaya	Executive Officer	Real Estate Headquarters Finance and Investment Department	December 31, 2019

Yoshiko Fujii	Executive Officer	Global General Counsel Office	December 31, 2019

Takayuki Okamoto	Executive Officer	Enterprise Risk Management Headquarters	December 31, 2019

Katsunobu Kamei	Group Senior Managing Executive	Chairman, ORIX Auto Corporation	December 31, 2019

Shinichi Obara	Group Executive	President, ORIX Rentec Corporation	December 31, 2019

Toyonori Takahashi	Group Executive	President, ORIX Real Estate Corporation	December 31, 2019

Michio Minato	Group Executive	President, ORIX Baseball Club Co., Ltd.	December 31, 2019

Note:	Name on the family register of Yoshiko Fujii is Yoshiko Hirano.

(2) Change of Position

Name	New Position	Ex-Position	The day of change
Hideto Nishitani	Managing Executive Officer Assistant to CEO	Managing Executive Officer Chairman and President, ORIX Corporation USA	September 15, 2019

Yoshiteru Suzuki	Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Managing Executive Officer Deputy President, ORIX Corporation USA	September 15, 2019

7.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2019	December 31, 2019
Cash and Cash Equivalents		¥1,161,032	¥902,312
Restricted Cash		122,548	118,297
Investment in Direct Financing Leases		1,155,632	0
Net Investment in Leases		0	1,142,339
Installment Loans		3,277,670	3,615,530
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥38,671 million
December 31, 2019	¥43,238 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(58,011)	(56,922)
Investment in Operating Leases		1,335,959	1,505,253
Investment in Securities		1,928,916	2,228,604
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥27,367 million
December 31, 2019	¥25,583 million
Property under Facility Operations		441,632	524,692
Investment in Affiliates		842,760	821,983
Trade Notes, Accounts and Other Receivable		280,590	276,405
Inventories		115,695	131,958
Office Facilities		108,390	198,427
Other Assets		1,462,104	1,434,080
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥12,449 million
December 31, 2019	¥9,219 million

Total Assets		¥12,174,917	¥12,842,958

Notes:	1.

Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

	2.	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2019	December 31, 2019
Cash and Cash Equivalents	¥4,437	¥4,343
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	15,058	0
Net Investment in Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	0	5,718
Installment Loans (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	185,988	202,697
Investment in Operating Leases	82,405	83,939
Property under Facility Operations	203,933	295,130
Investment in Affiliates	52,079	51,608
Other	100,101	106,311

	¥644,001	¥749,746

		Millions of yen
Liabilities and Equity		March 31, 2019	December 31, 2019
Liabilities:
Short-Term Debt		¥309,549	¥384,132
Deposits		1,927,741	2,169,106
Trade Notes, Accounts and Other Payable		293,480	226,900
Policy Liabilities and Policy Account Balances		1,521,355	1,574,160
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥360,198 million
December 31, 2019	¥333,017 million
Current and Deferred Income Taxes		355,843	370,842
Long-Term Debt		4,186,222	4,119,179
Other Liabilities		617,746	909,212

Total Liabilities		9,211,936	9,753,531

Redeemable Noncontrolling Interests		9,780	9,720

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		257,625	258,271
Retained Earnings		2,555,585	2,696,080
Accumulated Other Comprehensive Income (Loss)		(61,343)	(77,906)
Treasury Stock, at Cost		(75,904)	(89,146)

ORIX Corporation Shareholders’ Equity		2,897,074	3,008,410
Noncontrolling Interests		56,127	71,297

Total Equity		2,953,201	3,079,707

Total Liabilities and Equity		¥12,174,917	¥12,842,958

Notes:	1.	New Lease Standard has been adopted since April 1, 2019. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”
	2.	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2019	December 31, 2019
Short-Term Debt	¥580	¥4,651
Trade Notes, Accounts and Other Payable	7,339	3,328
Long-Term Debt	418,631	441,162
Other	16,480	46,431

	¥443,030	¥495,572

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Revenues:
Finance revenues	¥179,951	¥190,504
Gains on investment securities and dividends	4,767	27,666
Operating leases	313,321	303,148
Life insurance premiums and related investment income	228,020	290,656
Sales of goods and real estate	453,199	280,127
Services income	616,897	592,278

Total revenues	1,796,155	1,684,379

Expenses:
Interest expense	67,376	74,006
Costs of operating leases	191,493	197,309
Life insurance costs	152,799	209,137
Costs of goods and real estate sold	415,810	245,747
Services expense	375,245	367,521
Other (income) and expense, net	242	(131)
Selling, general and administrative expenses	320,084	337,754
Provision for doubtful receivables and probable loan losses	14,075	15,724
Write-downs of long-lived assets	26	554
Write-downs of securities	821	36

Total expenses	1,537,971	1,447,657

Operating Income	258,184	236,722
Equity in Net Income of Affiliates	16,514	54,226
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	20,470	58,488
Bargain Purchase Gain	0	1,022

Income before Income Taxes	295,168	350,458
Provision for Income Taxes	56,140	102,649

Net Income	239,028	247,809

Net Income Attributable to the Noncontrolling Interests	2,387	3,131

Net Income Attributable to the Redeemable Noncontrolling Interests	434	359

Net Income Attributable to ORIX Corporation Shareholders	¥236,207	¥244,319

	Yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥184.53	¥190.99
Diluted:	¥184.38	¥190.82

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Revenues:
Finance revenues	¥62,599	¥64,380
Gains on investment securities and dividends	(6,968)	7,285
Operating leases	104,346	100,743
Life insurance premiums and related investment income	47,416	108,188
Sales of goods and real estate	122,438	95,633
Services income	204,310	195,472

Total revenues	534,141	571,701

Expenses:
Interest expense	25,528	23,763
Costs of operating leases	64,127	66,388
Life insurance costs	27,065	78,177
Costs of goods and real estate sold	110,497	85,705
Services expense	127,673	119,772
Other (income) and expense, net	745	644
Selling, general and administrative expenses	109,438	116,563
Provision for doubtful receivables and probable loan losses	5,865	5,151
Write-downs of long-lived assets	0	518
Write-downs of securities	113	0

Total expenses	471,051	496,681

Operating Income	63,090	75,020
Equity in Net Income of Affiliates	9,695	21,609
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	1,438	25,200

Income before Income Taxes	74,223	121,829
Provision for Income Taxes	(8,186)	35,684

Net Income	82,409	86,145

Net Income Attributable to the Noncontrolling Interests	903	939

Net Income Attributable to the Redeemable Noncontrolling Interests	349	37

Net Income Attributable to ORIX Corporation Shareholders	¥81,157	¥85,169

	Yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥63.41	¥66.64
Diluted:	¥63.35	¥66.58

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Net Income	¥239,028	¥247,809

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(1,835)	1,277
Net change of debt valuation adjustments	303	136
Net change of defined benefit pension plans	5	492
Net change of foreign currency translation adjustments	(5,129)	(16,585)
Net change of unrealized gains (losses) on derivative instruments	(64)	(3,560)

Total other comprehensive income (loss)	(6,720)	(18,240)

Comprehensive Income	232,308	229,569

Comprehensive Income Attributable to the Noncontrolling Interests	2,299	1,584

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	760	229

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥229,249	¥227,756

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Net Income	¥82,409	¥86,145

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(229)	(3,627)
Net change of debt valuation adjustments	384	(68)
Net change of defined benefit pension plans	206	(294)
Net change of foreign currency translation adjustments	(19,918)	21,460
Net change of unrealized gains (losses) on derivative instruments	(754)	2,168

Total other comprehensive income (loss)	(20,311)	19,639

Comprehensive Income	62,098	105,784

Comprehensive Income Attributable to the Noncontrolling Interests	496	1,211

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	173	182

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥61,429	¥104,391

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Nine months ended December 31, 2018

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2018	¥220,961	¥267,291	¥2,315,283	¥(45,566)	¥(75,545)	¥2,682,424	¥116,450	¥2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	¥220,961	¥267,291	¥2,322,359	¥(48,465)	¥(75,545)	¥2,686,601	¥116,804	¥2,803,405

Contribution to subsidiaries						0	3,420	3,420
Transaction with noncontrolling interests		(9,866)		(40)		(9,906)	(48,428)	(58,334)
Comprehensive income, net of tax:
Net income			236,207			236,207	2,387	238,594
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(1,835)		(1,835)	0	(1,835)
Net change of debt valuation adjustments				303		303	0	303
Net change of defined benefit pension plans				4		4	1	5
Net change of foreign currency translation adjustments				(5,353)		(5,353)	(102)	(5,455)
Net change of unrealized gains (losses) on derivative instruments				(77)		(77)	13	(64)

Total other comprehensive income (loss)						(6,958)	(88)	(7,046)

Total comprehensive income						229,249	2,299	231,548

Cash dividends			(88,438)			(88,438)	(8,243)	(96,681)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(706)	(706)	0	(706)
Disposal of treasury stock		(233)			348	115	0	115
Other, net		358				358	0	358

Balance at December 31, 2018	¥221,111	¥257,625	¥2,470,128	¥(55,463)	¥(75,903)	¥2,817,498	¥65,852	¥2,883,350

Nine months ended December 31, 2019
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2019	¥221,111	¥257,625	¥2,555,585	¥(61,343)	¥(75,904)	¥2,897,074	¥56,127	¥2,953,201

Contribution to subsidiaries						0	15,756	15,756
Transaction with noncontrolling interests		196				196	(43)	153
Comprehensive income, net of tax:
Net income			244,319			244,319	3,131	247,450
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				1,283		1,283	(6)	1,277
Net change of debt valuation adjustments				136		136	0	136
Net change of defined benefit pension plans				493		493	(1)	492
Net change of foreign currency translation adjustments				(14,914)		(14,914)	(1,541)	(16,455)
Net change of unrealized gains (losses) on derivative instruments				(3,561)		(3,561)	1	(3,560)

Total other comprehensive income (loss)						(16,563)	(1,547)	(18,110)

Total comprehensive income						227,756	1,584	229,340

Cash dividends			(103,824)			(103,824)	(2,127)	(105,951)
Acquisition of treasury stock					(13,285)	(13,285)	0	(13,285)
Disposal of treasury stock		(29)			43	14	0	14
Other, net		479				479	0	479

Balance at December 31, 2019	¥221,111	¥258,271	¥2,696,080	¥(77,906)	¥(89,146)	¥3,008,410	¥71,297	¥3,079,707

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

Three months ended December 31, 2018

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2018	¥221,111	¥267,033	¥2,427,424	¥(35,696)	¥(75,903)	¥2,803,969	¥125,930	¥2,929,899

Contribution to subsidiaries						0	336	336
Transaction with noncontrolling interests		(9,574)		(39)		(9,613)	(56,252)	(65,865)
Comprehensive income, net of tax:
Net income			81,157			81,157	903	82,060
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(229)		(229)	0	(229)
Net change of debt valuation adjustments				384		384	0	384
Net change of defined benefit pension plans				203		203	3	206
Net change of foreign currency translation adjustments				(19,356)		(19,356)	(386)	(19,742)
Net change of unrealized gains (losses) on derivative instruments				(730)		(730)	(24)	(754)

Total other comprehensive income (loss)						(19,728)	(407)	(20,135)

Total comprehensive income						61,429	496	61,925

Cash dividends			(38,454)			(38,454)	(4,658)	(43,112)
Acquisition of treasury stock					(0)	(0)	0	(0)
Disposal of treasury stock		0			0	0	0	0
Other, net		166	1			167	0	167

Balance at December 31, 2018	¥221,111	¥257,625	¥2,470,128	¥(55,463)	¥(75,903)	¥2,817,498	¥65,852	¥2,883,350

Three months ended December 31, 2019
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2019	¥221,111	¥258,178	¥2,655,773	¥(97,128)	¥(75,861)	¥2,962,073	¥65,643	¥3,027,716

Contribution to subsidiaries						0	3,944	3,944
Transaction with noncontrolling interests		8				8	1,611	1,619
Comprehensive income, net of tax:
Net income			85,169			85,169	939	86,108
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(3,628)		(3,628)	1	(3,627)
Net change of debt valuation adjustments				(68)		(68)	0	(68)
Net change of defined benefit pension plans				(293)		(293)	(1)	(294)
Net change of foreign currency translation adjustments				21,115		21,115	200	21,315
Net change of unrealized gains (losses) on derivative instruments				2,096		2,096	72	2,168

Total other comprehensive income						19,222	272	19,494

Total comprehensive income						104,391	1,211	105,602

Cash dividends			(44,862)			(44,862)	(1,112)	(45,974)
Acquisition of treasury stock					(13,285)	(13,285)	0	(13,285)
Disposal of treasury stock						0	0	0
Other, net		85				85	0	85

Balance at December 31, 2019	¥221,111	¥258,271	¥2,696,080	¥(77,906)	¥(89,146)	¥3,008,410	¥71,297	¥3,079,707

Note:	Changes in the redeemable noncontrolling interests are not included in this table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Cash Flows from Operating Activities:
Net income	¥239,028	¥247,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	217,993	223,844
Principal payments received under net investment in leases	0	342,961
Provision for doubtful receivables and probable loan losses	14,075	15,724
Equity in net income of affiliates (excluding interest on loans)	(13,793)	(52,685)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(20,470)	(58,488)
Bargain purchase gain	0	(1,022)
Gains on sales of securities other than trading	(6,685)	(16,961)
Gains on sales of operating lease assets	(50,445)	(37,278)
Write-downs of long-lived assets	26	554
Write-downs of securities	821	36
Decrease in trading securities	61,607	18,489
Increase in inventories	(24,011)	(9,546)
Decrease (Increase) in trade notes, accounts and other receivable	2,486	(676)
Decrease in trade notes, accounts and other payable	(28,794)	(41,358)
Increase (Decrease) in policy liabilities and policy account balances	(21,596)	52,805
Other, net	11,368	36,481

Net cash provided by operating activities	381,610	720,689

Cash Flows from Investing Activities:
Purchases of lease equipment	(759,080)	(733,861)
Principal payments received under direct financing leases	351,947	0
Installment loans made to customers	(1,075,480)	(1,152,489)
Principal collected on installment loans	953,742	824,870
Proceeds from sales of operating lease assets	358,586	221,689
Investment in affiliates, net	(287,822)	(25,467)
Proceeds from sales of investment in affiliates	44,705	67,865
Purchases of available-for-sale debt securities	(412,247)	(582,552)
Proceeds from sales of available-for-sale debt securities	190,698	210,817
Proceeds from redemption of available-for-sale debt securities	59,943	67,905
Purchases of equity securities other than trading	(56,741)	(29,753)
Proceeds from sales of equity securities other than trading	68,030	27,279
Purchases of property under facility operations	(51,139)	(24,915)
Acquisitions of subsidiaries, net of cash acquired	(116,545)	(11,390)
Sales of subsidiaries, net of cash disposed	(39)	72,710
Other, net	34,181	(20,363)

Net cash used in investing activities	(697,261)	(1,087,655)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	187,445	60,958
Proceeds from debt with maturities longer than three months	758,286	518,207
Repayment of debt with maturities longer than three months	(677,665)	(612,954)
Net increase in deposits due to customers	126,669	241,520
Cash dividends paid to ORIX Corporation shareholders	(88,438)	(103,824)
Acquisition of treasury stock	(706)	(13,285)
Contribution from noncontrolling interests	14,104	19,355
Purchases of shares of subsidiaries from noncontrolling interests	(69,508)	(3,506)
Net increase in call money	5,000	5,000
Other, net	(8,448)	(2,965)

Net cash provided by financing activities	246,739	108,506

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(1,006)	(4,511)

Net decrease in Cash, Cash Equivalents and Restricted Cash	(69,918)	(262,971)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,405,117	1,283,580

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,335,199	¥1,020,609

Notes:	1.

New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

2.

The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of December 31, 2018 and December 31, 2019, respectively.

	Millions of yen
	December 31, 2018	December 31, 2019
Cash and Cash Equivalents	¥1,215,907	¥902,312
Restricted Cash	119,292	118,297

Cash, Cash Equivalents and Restricted Cash	¥1,335,199	¥1,020,609

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits.

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2019 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Revenue recognition for revenue from contracts with customers

Under U.S. GAAP, revenues from contracts with customers such as sales of goods and real estate, and services income are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under Japanese GAAP, revenues are generally recognized when cash or monetary assets are received as a consideration by sales of goods or rendering of services in accordance with realization principle.

(b) Initial direct costs

Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(d) Accounting for life insurance operations

Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(f) Accounting for pension plans

Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(g) Partial sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(h) Consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.

(i) Transfer of financial assets

Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special-purpose companies, collectively special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale.

In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

(j) Investment in securities

Under U.S. GAAP, unrealized gains and losses from all of equity securities are generally recognized in income.

Under Japanese GAAP, such unrealized gains and losses from equity securities other than trading are to be recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option

Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.

Under Japanese GAAP, there is no accounting standard for fair value option.

(l) Lessee’s lease

Under U.S. GAAP, right-of-use (hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.

Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance sheet.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include VIEs to which the Company and its subsidiaries are primary beneficiaries.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on finance leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each fiscal year.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.

(d) Revenue recognition

The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, based on the following five steps;

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.

Finance Revenues—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.

(1) Revenues from finance leases

Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. In providing leasing services, the Company and its subsidiaries execute supplemental businesses, such as paying insurance and handling taxes on leased assets on behalf of lessees. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Revenues from financial guarantees

At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and finance leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan losses process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥634,478 million and ¥659,318 million as of March 31, 2019 and December 31, 2019, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of agent commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on finance leases and probable loan losses

The allowance for doubtful receivables on finance leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on finance leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the finance leases and loans and value of underlying collateral and guarantees.

Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and finance leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on finance leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, mega solar and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.

Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

Held-to-maturity debt securities are recorded at amortized cost.

For debt securities other than trading, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt security in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt security into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates for the nine months ended December 31, 2018 and 2019 were 19.0% and 29.3%, respectively. These rates are (11.0)% and 29.3% for the three months ended December 31, 2018 and 2019, respectively. For the nine and three months ended December 31, 2018 and 2019, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries.

On October 26, 2018, the Company decided to acquire common shares of its domestic subsidiary, DAIKYO through a tender offer (hereinafter, “the Tender Offer”), and with the establishment of the Tender Offer, the Company decided to change the method of collecting undistributed earnings of DAIKYO from collection through a taxable transaction to collection through a tax free transaction. On December 10, 2018, the Tender Offer was concluded. Along with the establishment of the event, the Company completely reversed the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO. As a result of this reversal of deferred tax liabilities, income taxes decreased by ¥27,376 million for the nine and three months ended December 31, 2018.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.

SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), net of applicable income taxes, depending on whether the hedging activity is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

Starting from this fiscal year, the Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income. In the past fiscal year, the change in fair value of the component excluded from the assessment of effectiveness and the ineffective portion of qualified hedges were immediately recognized through the consolidated statements of income.

For all hedging relationships that are designated and qualified for hedge accounting, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of December 31, 2019 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, deposits held on behalf of third parties in the aircraft-related business and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or fair value determined on an individual basis, except loans held for sale for which the fair value option was elected. A certain subsidiary elected the fair value option on certain loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2019 and December 31, 2019 were ¥54,311 million and ¥80,234 million, respectively. There were ¥38,671 million and ¥43,238 million of loans held for sale as of March 31, 2019 and December 31, 2019, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar and thermal power stations), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥102,185 million and ¥99,748 million as of March 31, 2019 and December 31, 2019, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2019 and December 31, 2019, residential condominiums under development were ¥55,860 million and ¥74,843 million, respectively, and completed residential condominiums and merchandise for sale were ¥59,835 million and ¥57,115 million, respectively.

The Company and its subsidiaries recorded ¥269 million and ¥277 million of write-downs principally on completed residential condominiums and merchandise for sale for the nine months ended December 31, 2018 and 2019, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended December 31, 2018 and 2019 were ¥159 million and ¥123 million, respectively. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment, Investment and Operation segment and Corporate Financial Services segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥54,499 million and ¥63,823 million as of March 31, 2019 and December 31, 2019, respectively.

(v) Right-of-use assets

The Company and its subsidiaries record the ROU assets recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.

ROU assets are stated at cost less accumulated amortization. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.

(w) Other assets

Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(x) Goodwill and other intangible assets

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

The amount of goodwill was ¥430,679 million and ¥426,111 million as of March 31, 2019 and December 31, 2019, respectively.

The amount of other intangible assets was ¥427,098 million and ¥398,701 million as of March 31, 2019 and December 31, 2019, respectively.

(y) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.

(z) Other Liabilities

Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities.

(aa) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs primarily related to assets under construction such as specific environmental assets, long-term real estate development and ship projects.

(ab) Advertising

The costs of advertising are expensed as incurred.

(ac) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(ad) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ae) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.

(af) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ag) New accounting pronouncements

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued, and related amendments were issued thereafter. These updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These updates require an entity to disclose more information about leases than under the current disclosure requirements. The Company and its subsidiaries adopted these updates, including Accounting Standards Update 2019-01, on April 1, 2019 and used the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative periods has not been updated and the disclosures required under the New Lease Standard are not provided for periods before April 1, 2019.

The New Lease Standard provides a number of optional practical expedients in transition. The Company and its subsidiaries have elected the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the New Lease Standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries have elected other New Lease Standard’s available transitional practical expedients. The New Lease Standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries have elected the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries have not recognized ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also have elected the practical expedient to not separate lease and non-lease components for part of leases as lessors. The Company and its subsidiaries have expanded their disclosures regarding lessee and lessor.

The impact of the adoption of these updates has resulted in a gross up of ROU assets and corresponding lease liabilities principally for operating leases, such as land leases and office and equipment leases where it is the lessee. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was increases of ROU assets of ¥ 134,345 million in investment in operating leases, ¥ 77,989 million in property under facility operations, ¥ 75,805 million in office facilities and lease liabilities of ¥ 284,867 million in other liabilities in the consolidated balance sheet as of April 1, 2019. ROU assets in investment in operating leases, property under facility operations and office facilities were ¥ 128,951 million, ¥ 69,719 million and ¥ 75,816 million, respectively, and lease liabilities in other liabilities were ¥ 271,093 million as of December 31, 2019. The adoption had no material effect on the Company and its subsidiaries’ results of operations for the nine and three months ended December 31, 2019. In the consolidated statements of cash flows, cash receipts from lessor’s finance leases have been reclassified from principal payments received under direct financing leases of cash flows from investing activities to principal payments received under net investment in leases of cash flows from operating activities.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale debt securities. These updates are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The amendments in these updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt these updates on April 1, 2020. The Company and its subsidiaries have substantially completed the development of the current expected credit loss models and continue to validate and refine the models, and establish the policies, systems and internal controls. Based on the Company and its subsidiaries’ assessment and best estimates to date, the allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet credit exposures such as financial guarantees and loan commitments are expected to increase due to the changes of the measurement of the allowance for credit losses. The Company and its subsidiaries continue to evaluate the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries will expand their disclosures that are required by these updates, primarily regarding credit quality information and estimates of the allowance for credit losses.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company and its subsidiaries will adopt this update on April 1, 2020. Generally, the effect of adopting this update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued, and related amendments were issued thereafter. These updates change the recognition and presentation requirements of hedge accounting including eliminating the requirements to separately measure and report hedge ineffectiveness and presenting the entire change in the fair value of the hedging instrument that affects earnings in the same income statement line as the hedged item. The Company and its subsidiaries adopted these updates on April 1, 2019. The adoption of these updates had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and related amendments which defer the effective date by one year were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This update modifies and adds the disclosure requirements for Fair Value Measurements. This update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This update is effective for fiscal years ending after December 15, 2020. The amendments in this update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this update from fiscal 2021. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2019, Accounting Standards Update 2019-12 (“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies the certain accounting for the income taxes. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and early adoption is permitted. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.

3.	Fair Value Measurements

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2019:

March 31, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥38,671	¥0	¥38,671	¥0
Trading debt securities	1,564	0	1,564	0
Available-for-sale debt securities:	1,264,244	24,831	1,138,966	100,447
Japanese and foreign government bond securities*2	430,851	3,227	427,624	0
Japanese prefectural and foreign municipal bond securities	193,305	0	190,417	2,888
Corporate debt securities*3	487,997	21,604	459,235	7,158
CMBS and RMBS in the Americas	61,479	0	61,479	0
Other asset-backed securities and debt securities	90,612	0	211	90,401
Equity securities*4*5	425,593	68,631	295,769	61,193
Derivative assets:	15,495	299	9,924	5,272
Interest rate swap agreements	138	0	138	0
Options held/written and other	11,140	0	5,868	5,272
Futures, foreign exchange contracts	3,007	299	2,708	0
Foreign currency swap agreements	1,203	0	1,203	0
Credit derivatives written	7	0	7	0
Netting*6	(1,497)	0	0	0
Net derivative assets	13,998	0	0	0
Other assets:	12,449	0	0	12,449
Reinsurance recoverables*7	12,449	0	0	12,449

Total	¥1,758,016	¥93,761	¥1,484,894	¥179,361

Liabilities:
Derivative liabilities:	¥25,958	¥522	¥25,436	¥0
Interest rate swap agreements	17,439	0	17,439	0
Options held/written and other	2,809	0	2,809	0
Futures, foreign exchange contracts	5,336	522	4,814	0
Foreign currency swap agreements	364	0	364	0
Credit derivatives held	10	0	10	0
Netting*6	(1,497)	0	0	0
Net derivative Liabilities	24,461	0	0	0
Policy Liabilities and Policy Account Balances:	360,198	0	0	360,198
Variable annuity and variable life insurance contracts*8	360,198	0	0	360,198

Total	¥386,156	¥522	¥25,436	¥360,198

December 31, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥43,238	¥0	¥43,238	¥0
Trading debt securities	1,371	0	1,371	0
Available-for-sale debt securities:	1,576,349	22,381	1,453,002	100,966
Japanese and foreign government bond securities*2	591,235	3,585	587,650	0
Japanese prefectural and foreign municipal bond securities	238,288	0	235,437	2,851
Corporate debt securities*3	594,755	18,796	571,743	4,216
CMBS and RMBS in the Americas	57,962	0	57,962	0
Other asset-backed securities and debt securities	94,109	0	210	93,899
Equity securities*4*5	417,433	73,334	277,917	66,182
Derivative assets:	15,683	29	5,210	10,444
Interest rate swap agreements	167	0	167	0
Options held/written and other	13,692	0	3,248	10,444
Futures, foreign exchange contracts	403	29	374	0
Foreign currency swap agreements	1,421	0	1,421	0
Netting*6	(514)	0	0	0
Net derivative assets	15,169	0	0	0
Other assets:	9,219	0	0	9,219
Reinsurance recoverables*7	9,219	0	0	9,219

Total	¥2,063,293	¥95,744	¥1,780,738	¥186,811

Liabilities:
Derivative liabilities:	¥51,188	¥157	¥51,004	¥27
Interest rate swap agreements	24,768	0	24,768	0
Options held/written and other	10,960	0	10,933	27
Futures, foreign exchange contracts	14,495	157	14,338	0
Foreign currency swap agreements	965	0	965	0
Netting*6	(514)	0	0	0
Net derivative Liabilities	50,674	0	0	0
Policy Liabilities and Policy Account Balances:	333,017	0	0	333,017
Variable annuity and variable life insurance contracts*8	333,017	0	0	333,017

Total	¥384,205	¥157	¥51,004	¥333,044

*1

A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥495 million and ¥971 million from the change in the fair value of the loans for the nine months ended December 31, 2018 and 2019, respectively. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥294 million and ¥622 million from the change in the fair value of the loans for the three months ended December 31, 2018 and 2019, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2018 and 2019 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2019, were ¥37,865 million and ¥38,671 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥806 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2019, were ¥41,473 million and ¥43,238 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥1,765 million. As of March 31, 2019 and December 31, 2019, there were no loans that are 90 days or more past due or, in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥21 million and ¥7 million from the change in the fair value of those investments for the nine months ended December 31, 2018 and 2019, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥12 million and ¥7 million from the change in the fair value of those investments for the three months ended December 31, 2018 and 2019, respectively. The amounts of aggregate fair value elected the fair value option were ¥420 million and ¥790 million as of March 31, 2019 and December 31, 2019, respectively.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥136 million and a gain of ¥1,048 million from the change in the fair value of those investments for the nine months ended December 31, 2018 and 2019, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥393 million and a gain of ¥231 million from the change in the fair value of those investments for the three months ended December 31, 2018 and 2019, respectively. The amounts of aggregate fair value elected the fair value option were ¥21,136 million and ¥18,796 million as of March 31, 2019 and December 31, 2019, respectively.

*4

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥906 million and ¥533 million from the change in the fair value of those investments for the nine months ended December 31, 2018 and 2019, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥265 million and ¥121 million from the change in the fair value of those investments for the three months ended December 31, 2018 and 2019, respectively. The amounts of aggregate fair value elected the fair value option were ¥5,811 million and ¥5,997 million as of March 31, 2019 and December 31, 2019, respectively.

*5

The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥12,100 million and ¥11,878 million as of March 31, 2019 and December 31, 2019, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥12,449 million and ¥9,219 million as of March 31, 2019 and December 31, 2019, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the nine and three months ended December 31, 2018 and 2019, see Note 17 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥360,198 million and ¥333,017 million as of March 31, 2019 and December 31, 2019, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2018 and 2019, see Note 17 “Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2018 and 2019:

Nine months ended December 31, 2018

	Millions of yen
	Balance at April 1, 2018	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2018 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥120,917	¥2,032	¥288	¥2,320	¥36,231	¥(22,186)	¥(24,476)	¥(20,101)	¥92,705	¥304
Japanese prefectural and foreign municipal bond securities	0	0	(7)	(7)	0	0	0	3,305	3,298	0
Corporate debt securities	3,037	0	5	5	0	0	(685)	0	2,357	0
CMBS and RMBS in the Americas	36,010	1,034	546	1,580	1,304	(6,711)	(8,777)	(23,406)	0	0
Other asset-backed securities and debt securities	81,870	998	(256)	742	34,927	(15,475)	(15,014)	0	87,050	304
Equity securities	37,879	1,957	523	2,480	34,613	(18,352)	0	0	56,620	1,685
Investment funds	37,879	1,957	523	2,480	34,613	(18,352)	0	0	56,620	1,685
Derivative assets and liabilities (net)	2,291	(1,377)	0	(1,377)	1,673	0	(1,198)	0	1,389	(1,377)
Options held/written and other	2,291	(1,377)	0	(1,377)	1,673	0	(1,198)	0	1,389	(1,377)
Other asset	15,008	480	0	480	2,800	0	(486)	0	17,802	480
Reinsurance recoverables *5	15,008	480	0	480	2,800	0	(486)	0	17,802	480
Policy Liabilities and Policy Account Balances	444,010	18,993	422	19,415	0	0	(62,522)	0	362,073	18,993
Variable annuity and variable life insurance contracts *6	444,010	18,993	422	19,415	0	0	(62,522)	0	362,073	18,993

Nine months ended December 31, 2019

	Millions of yen
	Balance at April 1, 2019	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2019	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2019 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥100,447	¥1,339	¥(1,023)	¥316	¥33,606	¥(3,425)	¥(26,987)	¥(2,991)	¥100,966	¥213
Japanese prefectural and foreign municipal bond securities	2,888	0	(37)	(37)	0	0	0	0	2,851	0
Corporate debt securities	7,158	0	(9)	(9)	900	0	(842)	(2,991)	4,216	0
Other asset-backed securities and debt securities	90,401	1,339	(977)	362	32,706	(3,425)	(26,145)	0	93,899	213
Equity securities	61,193	5,594	(131)	5,463	10,075	(5,760)	(4,789)	0	66,182	5,532
Investment funds	61,193	5,594	(131)	5,463	10,075	(5,760)	(4,789)	0	66,182	5,532
Derivative assets and liabilities (net)	5,272	5,238	(93)	5,145	0	0	0	0	10,417	5,238
Options held/written and other	5,272	5,238	(93)	5,145	0	0	0	0	10,417	5,238
Other asset	12,449	(5,355)	0	(5,355)	2,303	0	(178)	0	9,219	(5,355)
Reinsurance recoverables *5	12,449	(5,355)	0	(5,355)	2,303	0	(178)	0	9,219	(5,355)
Policy Liabilities and Policy Account Balances	360,198	(12,426)	189	(12,237)	0	0	(39,418)	0	333,017	(12,426)
Variable annuity and variable life insurance contracts *6	360,198	(12,426)	189	(12,237)	0	0	(39,418)	0	333,017	(12,426)

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the nine months ended December 31, 2018, Japanese prefectural and foreign municipal bond securities totaling ¥3,305 million were transferred from Level 2 to Level 3, since the valuation techniques to measure fair value of a certain foreign municipal bond security has been changed to discounted cash flows methodologies using unobservable inputs. The change of the valuation techniques is due to judgement that the Company and its subsidiaries cannot rely on price quotations from independent pricing service vendors and brokers considering deterioration of estimated cash flows from the security. In addition, CMBS and RMBS in Americas totaling ¥23,406 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active.

In the nine months ended December 31, 2019, corporate debt securities totaling ¥2,991 million were transferred from Level 3 to Level 2, since the inputs became observable.

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2018 and 2019:

Three months ended December 31, 2018

	Millions of yen
	Balance at September 30, 2018	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2018 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥122,548	¥882	¥(4,450)	¥(3,568)	¥3,259	¥(6,188)	¥(3,245)	¥(20,101)	¥92,705	¥214
Japanese prefectural and foreign municipal bond securities	0	0	(7)	(7)	0	0	0	3,305	3,298	0
Corporate debt securities	2,547	0	5	5	0	0	(195)	0	2,357	0
CMBS and RMBS in the Americas	23,996	0	(590)	(590)	0	0	0	(23,406)	0	0
Other asset-backed securities and debt securities	96,005	882	(3,858)	(2,976)	3,259	(6,188)	(3,050)	0	87,050	214
Equity securities	44,559	241	(1,056)	(815)	17,535	(4,659)	0	0	56,620	140
Investment funds	44,559	241	(1,056)	(815)	17,535	(4,659)	0	0	56,620	140
Derivative assets and liabilities (net)	743	1,021	0	1,021	0	0	(375)	0	1,389	1,021
Options held/written and other	743	1,021	0	1,021	0	0	(375)	0	1,389	1,021
Other asset	11,121	6,073	0	6,073	847	0	(239)	0	17,802	6,073
Reinsurance recoverables *5	11,121	6,073	0	6,073	847	0	(239)	0	17,802	6,073
Policy Liabilities and Policy Account Balances	405,705	28,247	534	28,781	0	0	(14,851)	0	362,073	28,247
Variable annuity and variable life insurance contracts *6	405,705	28,247	534	28,781	0	0	(14,851)	0	362,073	28,247

Three months ended December 31, 2019

	Millions of yen
	Balance at September 30, 2019	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2019	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2019 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥87,265	¥244	¥1,122	¥1,366	¥17,532	¥(3,293)	¥(1,904)	¥0	¥100,966	¥141
Japanese prefectural and foreign municipal bond securities	2,808	0	43	43	0	0	0	0	2,851	0
Corporate debt securities	3,638	0	(15)	(15)	900	0	(307)	0	4,216	0
Other asset-backed securities and debt securities	80,819	244	1,094	1,338	16,632	(3,293)	(1,597)	0	93,899	141
Equity securities	65,854	929	1,283	2,212	4,639	(3,368)	(3,155)	0	66,182	1,137
Investment funds	65,854	929	1,283	2,212	4,639	(3,368)	(3,155)	0	66,182	1,137
Derivative assets and liabilities (net)	16,275	(6,123)	265	(5,858)	0	0	0	0	10,417	(6,123)
Options held/written and other	16,275	(6,123)	265	(5,858)	0	0	0	0	10,417	(6,123)
Other asset	11,382	(2,874)	0	(2,874)	750	0	(39)	0	9,219	(2,874)
Reinsurance recoverables *5	11,382	(2,874)	0	(2,874)	750	0	(39)	0	9,219	(2,874)
Policy Liabilities and Policy Account Balances	336,840	(10,387)	(94)	(10,481)	0	0	(14,304)	0	333,017	(10,387)
Variable annuity and variable life insurance contracts *6	336,840	(10,387)	(94)	(10,481)	0	0	(14,304)	0	333,017	(10,387)

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the three months ended December 31, 2018, Japanese prefectural and foreign municipal bond securities totaling ¥3,305 million were transferred from Level 2 to Level 3, since the valuation techniques to measure fair value of a certain foreign municipal bond security has been changed to discounted cash flows methodologies using unobservable inputs. The change of the valuation techniques is due to judgement that the Company and its subsidiaries cannot rely on price quotations from independent pricing service vendors and brokers considering deterioration of estimated cash flows from the security. In addition, CMBS and RMBS in Americas totaling ¥23,406 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active. There were no transfers in or out of Level 3 in the three months ended December 31, 2019.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2019 and the nine months ended December 31, 2019. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

Year ended March 31, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥3,839	¥0	¥3,839	¥0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	6,630	0	0	6,630
Investment in operating leases and property under facility operations	12,901	0	0	12,901
Certain investments in affiliates	2,897	0	0	2,897

	¥26,267	¥0	¥3,839	¥22,428

Nine months ended December 31, 2019
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥4,494	¥0	¥0	¥4,494
Investment in operating leases and property under facility operations	4,462	0	712	3,750
Certain investments in affiliates	1,561	0	0	1,561

	¥10,517	¥0	¥712	¥9,805

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Trading debt securities and available-for-sale debt securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities and investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. Certain subsidiaries elected the fair value option for investments in some funds. In addition, a certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value. These investment funds are classified as Level 3, because the subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market and broker quotes.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2019.

	March 31, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,888	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	2,162	Discounted cash flows	Discount rate	0.1% – 1.3%
				(0.8%)
	4,996	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	23,651	Discounted cash flows	Discount rate	0.2% – 51.2%
				(8.3%)
			Probability of default	0.6% – 1.6%
				(0.8%)
	66,750	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	6,012	Internal cash flows	Discount rate	0.0% – 65.0%
				(11.3%)
	32,702	Discounted cash flows	Discount rate	3.8% – 17.0%
				(14.1%)
	22,479	Appraisals/Broker quotes	—	—

Derivative assets:
Options held/written and other	5,005	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.6%)
	267	Appraisals/Broker quotes	—	—

Other assets:
Reinsurance recoverables	12,449	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 24.0%
				(16.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.9%)

Total	¥179,361

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥360,198	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 54.0%
				(16.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (80.3%)

Total	¥360,198

	December 31, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,851	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	2,216	Discounted cash flows	Discount rate	0.2% – 2.5%
				(0.8%)
	2,000	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	19,168	Discounted cash flows	Discount rate	1.0% – 51.2%
				(11.3%)
			Probability of default	1.9%
				(1.9%)
	74,731	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	5,352	Internal cash flows	Discount rate	0.0% – 65.0%
				(2.3%)
	49,972	Discounted cash flows	Discount rate	3.8% – 19.1%
				(16.8%)
	10,858	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	10,391	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.0%)
	53	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	9,219	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.4%)
			Lapse rate	1.5% – 14.0%
				(7.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥186,811

Liabilities:
Derivative liabilities:
Options held/written and other	27	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥333,017	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 30.0%
				(7.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (80.2%)

Total	¥333,044

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2019 and the nine months ended December 31, 2019.

	Year ended March 31, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,630	Direct capitalization	Capitalization rate	5.8% – 8.2%
				(6.3%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	2,345	Discounted cash flows	Discount rate	7.3%
				(7.3%)
	10,556	Appraisals	—	—
Certain investments in affiliates	334	Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	14.0%
				(14.0%)
	2,563	Appraisals	—	—

	¥22,428

	Nine months ended December 31, 2019
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥4,494	Direct capitalization	Capitalization rate	5.6% – 6.6%
				(6.1%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	3,750	Appraisals	—	—
Certain investments in affiliates	1,561	Appraisals	—	—

	¥9,805

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures

(1) Acquisitions

There were no material acquisitions during the nine months ended December 31, 2018 and 2019.

As a result of the reassessment of the provisional purchase price allocation during the three months ended June 30, 2019, the Company recognized bargain purchase gains of ¥1,022 million associated with two of its acquisitions executed in the three months ended March 31, 2019. The bargain purchase gains could possibly be adjusted because the purchase price allocations for these acquisitions have not been completed yet with respect to the final valuation of acquired intangible assets among others.

(2) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2018 and 2019 were ¥20,470 million and ¥58,488 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2018 mainly consisted of ¥18,688 million in Overseas Business segment, ¥1,220 million in Maintenance Leasing segment, ¥556 million in Investment and Operation segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2019 mainly consisted of ¥24,202 million in Overseas Business segment, ¥18,007 million in Investment and Operation segment and ¥16,216 million in Real Estate segment.

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2018 and 2019 were ¥1,438 million and ¥25,200 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2018 mainly consisted of ¥1,220 million in Maintenance Leasing segment, ¥218 million in Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2019 mainly consisted of ¥16,072 million in Investment and Operation segment, ¥8,954 million in Overseas Business segment.

During the three months ended September 30, 2019, the Company sold ORIX Living Corporation (hereinafter, “ORIX Living”, which was a consolidated subsidiary of the Company and has changed its name to GOOD TIME LIVING Corporation on August 30, 2019). Gains on the sale of the subsidiary were included in Real Estate segment. Because the Company has determined to sell the subsidiary during fiscal 2019, the assets or debts of the subsidiary were mainly recognized as property under facility operations of ¥42,595 million and other liabilities of ¥23,078 million, which were classified as held for sale, in the Company’s consolidated balance sheets as of March 31, 2019. Neither gain nor loss was recognized as the related assets and liabilities were classified as held for sale. These related assets and liabilities were included in Real Estate segment.

5.	Revenues from Contracts with Customers

The following table provides information about revenues from contracts with customers, and other sources of revenue for the nine and three months ended December 31, 2018 and 2019 are as follows;

	Millions of yen	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Revenues from contracts with customers	¥1,052,813	¥866,201
Other revenues *	743,342	818,178

Total revenues	¥1,796,155	¥1,684,379

	Millions of yen	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Revenues from contracts with customers	¥325,457	¥289,145
Other revenues *	208,684	282,556

Total revenues	¥534,141	¥571,701

*

Other revenues are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. In transaction that third party concerns, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.

For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 24 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:

Sales of goods

The Company and its subsidiaries sell various goods such as precious metals, medical equipment, accounting software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.

Real estate sales

Certain subsidiaries are involved in developing and selling real estates. Revenues from sale of detached houses and residential condominiums are recognized when the real estate is delivered to customers.

Asset management and servicing

Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.

Automobile related services

Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Facilities operation

The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome and other facilities, certain subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not in the scope of revenue from contracts with customers due to the gains are transfers of nonfinancial assets to counterparties that are not our customers.

Environment and energy services

The Company and its subsidiaries offer services that provide electric power for business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage

The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and other, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Real estate contract work

Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize contract assets regarding a part of performance obligations that the subsidiaries performed, and the amounts are reported in other assets on the consolidated balance sheets. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Other

The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;

Maintenance services of software, measurement equipment and other:

Certain subsidiaries offer accounting software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Fee business:

The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2019 and December 31, 2019.

	Millions of yen
	March 31, 2019	December 31, 2019
Trade Notes, Accounts and Other Receivable	¥161,884	¥166,573
Contract assets (Included in Other Assets)	2,277	6,573
Contract liabilities (Included in Other Liabilities)	45,371	31,228

For the nine months ended December 31, 2018 and 2019, there were no significant changes in contract assets. For the nine months ended December 31, 2018, there were no significant changes in contract liabilities. For the nine months ended December 31, 2019, contract liabilities decreased due to deconsolidation of contract liabilities of ¥14,342 million related to facilities operation caused by the sale of ORIX Living.

For the nine months ended December 31, 2018, revenue amounted to ¥34,564 million was included in contract liabilities as of the beginning of the previous fiscal year. For the nine months ended December 31, 2019, revenue amounted to ¥28,209 million was included in contract liabilities as of the end of the previous fiscal year.

For the three months ended December 31, 2018, revenue amounted to ¥5,328 million was included in contract liabilities as of the beginning of the previous fiscal year. For the three months ended December 31, 2019, revenue amounted to ¥5,262 million was included in contract liabilities as of the end of the previous fiscal year.

As of December 31, 2019, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥142,028 million. Remaining term for the obligations ranges up to 15 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

6.	Leases

(1) Lessor

Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estate. Net investment in leases includes sales-type leases and direct-financing leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. Sales-type leases and direct financing leases are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized on an equality over the lease term. In providing leasing services, the Company and its subsidiaries execute supplemental businesses, such as paying insurance and handling taxes on leased assets on behalf of lessees.

Some of the contracts include options to extend or to terminate the lease. The Company and its subsidiaries determine the lease term while taking such periods covered by options into account when determined the lease term when it is reasonably certain that it will exercise these options. The majority of the lease contracts do not contain bargain purchase options for customers.

The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. The estimated unguaranteed residual value is determined based on market value of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. The Company and its subsidiaries may incur losses if the estimated residual amounts are unable to collect or need to recognize valuation losses when the estimates differ from actual trends in equipment valuation and the secondhand market. The risk of loss on leased assets relating to the estimated unguaranteed residual value of the leased assets is monitored through projections of the estimated unguaranteed residual value at lease origination and periodic review of estimated unguaranteed residual value.

Initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as net investment in leases. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.

When auto leases are bundled with maintenance contracts, considerations on contracts are allocated based upon the estimated standalone selling prices of the lease and non-lease components. Lease components generally include product and financing cost, and non-lease components generally consist of maintenance contracts.

Certain subsidiary is providing automobile related services, and applying practical expedients, to not separate non-lease components from the associated lease components. In this service, ASC 606 is applied to the entire contract because the consideration related to non-lease components accounts for the majority of contract consideration. Revenues from these operations are recognized over the customers’ usage period of the services, since customers simultaneously receive and consume the benefits when the performance obligations are satisfied. The value transferred to customers is directly measured based on the usage period.

Lease income for the nine and three months ended December 31, 2019 are as follows:

Millions of yen
Nine months ended December 31, 2019
Lease income—net investment in leases
Interest income	¥41,028
Other	1,601
Lease income—operating leases *	303,148

Total lease income	¥345,777

*

Gains from the disposition of real estate under operating leases included in operating lease revenues are ¥23,044 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥14,234 million for the nine months ended December 31, 2019.

Millions of yen
Three months ended December 31, 2019
Lease income—net investment in leases
Interest income	¥14,020
Other	511
Lease income—operating leases *	100,743

Total lease income	¥115,274

*

Gains from the disposition of real estate under operating leases included in operating lease revenues are ¥4,636 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥6,047 million for the three months ended December 31, 2019.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income.

Net investment in leases at December 31, 2019 consists of the following:

Millions of yen
December 31, 2019
Lease receivables	¥1,108,611
Unguaranteed residual value	29,325
Initial direct costs	4,403

Total	¥1,142,339

Investment in operating leases at December 31, 2019 consists of the following:

Millions of yen
December 31, 2019
Transportation equipment	¥1,386,422
Measuring and information-related equipment	278,294
Real estate	305,842
Other	31,593

2,002,151
Accumulated depreciation	(659,318)

Net	1,342,833
Right-of-use assets (operating leases)	128,951
Accrued rental receivables	33,469

Total	¥1,505,253

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for the nine and three months ended December 31, 2019 are as follows:

Millions of yen
Nine months ended December 31, 2019
Depreciation expenses	¥155,668
Various expenses	41,641

Total	¥197,309

Millions of yen
Three months ended December 31, 2019
Depreciation expenses	¥52,714
Various expenses	13,674

Total	¥66,388

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 30 years at December 31, 2019. Remaining lease receivables of the operating lease contracts range up to 61 years at December 31, 2019. At December 31, 2019, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending December 31,	Net investment in leases	Operating leases
2020	¥455,576	¥289,678
2021	307,960	200,061
2022	205,011	138,467
2023	121,870	91,911
2024	68,358	55,608
Thereafter	86,125	149,596

Total lease payments	1,244,900	¥925,321

Less imputed interest	(136,289)

Total lease receivables	¥1,108,611

(2) Lessee

The Company and its subsidiaries determine if an arrangement is a lease at inception of each contract. The Company and its subsidiaries have operating and finance leases for various assets including lands, office buildings, employees’ accommodations, and vehicles. Some of the lease arrangements include options to extend or terminate lease term. The Company and its subsidiaries determine the lease term while taking such options into account when determined the lease term when it is reasonably certain that it will exercise these options. The Company and its subsidiaries’ lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in the most of the leases cannot be readily determinable, the Company and its subsidiaries use incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.

The component of lease expense for the nine and three months ended December 31, 2019 are as follows:

Millions of yen
Nine months ended December 31, 2019
Finance lease cost
Depreciation expenses of right-of-use assets	¥667
Interest expenses of lease liabilities	267

934

Operating lease cost	31,791
Short-term lease cost	2,019
Variable lease cost	920
Sublease income	(2,828)

Total	¥32,836

Millions of yen
Three months ended December 31, 2019
Finance lease cost
Depreciation expenses of right-of-use assets	¥212
Interest expenses of lease liabilities	36

248

Operating lease cost	10,473
Short-term lease cost	717
Variable lease cost	375
Sublease income	(708)

Total	¥11,105

Supplemental cash flow information related to leases for the nine months ended December 31, 2019 are as follows:

	Millions of yen
	Nine months ended December 31, 2019
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥267	¥33,685
Cash flows from financing activities	409	0

Right-of-use assets obtained in exchange for lease liabilities:	¥531	¥29,800

Supplemental balance sheet information related to lessee leases at December 31, 2019 are as follows:

	Millions of yen, except lease term and discount rate
	December 31, 2019
	Finance leases	Operating leases
Investment in Operating Leases	¥0	¥128,951
Property under Facility Operations	2,299	69,719
Office Facilities	9	75,816

Total right-of-use assets	2,308	274,486

Other Liabilities	2,914	271,093

Total lease liabilities	¥2,914	¥271,093

Weighted average remaining lease term	9years	14years

Weighted average discount rate	3.02%	1.15%

At December 31, 2019, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending December 31,	Finance leases	Operating leases
2020	¥487	¥45,643
2021	484	32,221
2022	482	28,155
2023	477	25,500
2024	473	21,481
Thereafter	963	138,354

Total lease payments	3,366	291,354

Less imputed interest	(452)	(20,261)

Total lease liabilities	¥2,914	¥271,093

7.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and finance leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2019, for the nine and three months ended December 31, 2018 and 2019:

	Nine months ended December 31, 2018
	Millions of yen
	Loans				Finance leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672
Provision (Reversal)	9,129	(13)	2,418	(241)	2,782	14,075
Charge-offs	(7,867)	0	(2,692)	(358)	(1,671)	(12,588)
Recoveries	465	0	196	102	141	904
Other *2	(16)	18	346	2	(70)	280

Ending balance	¥22,907	¥693	¥18,675	¥3,797	¥11,271	¥57,343

Individually evaluated for impairment	3,349	47	6,985	2,406	0	12,787
Not individually evaluated for impairment	19,558	646	11,690	1,391	11,271	44,556
Financing receivables :
Ending balance	¥1,856,623	¥89,084	¥1,166,032	¥16,756	¥1,165,792	¥4,294,287

Individually evaluated for impairment	22,793	3,232	24,215	4,176	0	54,416
Not individually evaluated for impairment	1,833,830	85,852	1,141,817	12,580	1,165,792	4,239,871

	Three months ended December 31, 2018
	Millions of yen
	Loans				Finance leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥22,060	¥627	¥18,409	¥3,905	¥10,839	¥55,840
Provision (Reversal)	3,390	74	1,426	(55)	1,030	5,865
Charge-offs	(2,727)	0	(931)	(54)	(496)	(4,208)
Recoveries	178	0	48	6	21	253
Other *2	6	(8)	(277)	(5)	(123)	(407)

Ending balance	¥22,907	¥693	¥18,675	¥3,797	¥11,271	¥57,343

	March 31, 2019
	Millions of yen
	Loans				Finance leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Ending balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011

Individually evaluated for impairment	3,372	166	8,276	1,917	0	13,731
Not individually evaluated for impairment	17,823	753	12,386	1,269	12,049	44,280
Financing receivables :
Ending balance	¥1,906,022	¥99,028	¥1,201,893	¥16,416	¥1,155,632	¥4,378,991

Individually evaluated for impairment	23,163	4,448	27,452	3,764	0	58,827
Not individually evaluated for impairment	1,882,859	94,580	1,174,441	12,652	1,155,632	4,320,164

	Nine months ended December 31, 2019
	Millions of yen
	Loans				Finance leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011
Provision (Reversal)	9,931	353	3,240	(133)	2,333	15,724
Charge-offs	(9,360)	(1)	(5,046)	(470)	(1,937)	(16,814)
Recoveries	419	0	142	48	23	632
Other *3	(26)	(6)	(609)	11	(1)	(631)

Ending balance	¥22,159	¥1,265	¥18,389	¥2,642	¥12,467	¥56,922

Individually evaluated for impairment	3,528	229	6,009	1,488	0	11,254
Not individually evaluated for impairment	18,631	1,036	12,380	1,154	12,467	45,668

Financing receivables :
Ending balance	¥2,126,058	¥143,103	¥1,251,329	¥14,806	¥1,142,339	¥4,677,635

Individually evaluated for impairment	26,147	2,516	38,119	2,998	0	69,780
Not individually evaluated for impairment	2,099,911	140,587	1,213,210	11,808	1,142,339	4,607,855

	Three months ended December 31, 2019
	Millions of yen
	Loans				Finance leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,789	¥1,055	¥17,333	¥2,760	¥12,236	¥55,173
Provision (Reversal)	2,956	192	1,499	(55)	559	5,151
Charge-offs	(2,740)	0	(687)	(107)	(599)	(4,133)
Recoveries	146	0	45	28	13	232
Other *3	8	18	199	16	258	499

Ending balance	¥22,159	¥1,265	¥18,389	¥2,642	¥12,467	¥56,922

Note: Loans held for sale are not included in the table above.

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments.
*3	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and finance leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and finance leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and finance leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2019 and December 31, 2019:

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥17,593	¥17,521	¥0
Consumer borrowers		1,158	1,111	0
	Housing loans	589	542	0
	Card loans	0	0	0
	Other	569	569	0
Corporate borrowers		16,329	16,304	0
Non-recourse loans	Japan	232	232	0
	The Americas	3,404	3,404	0
Other	Real estate companies	887	887	0
	Entertainment companies	0	0	0
	Other	11,806	11,781	0
Purchased loans		106	106	0
With an allowance recorded *2		41,234	40,234	13,731
Consumer borrowers		22,005	21,401	3,372
	Housing loans	3,845	3,639	835
	Card loans	3,945	3,937	633
	Other	14,215	13,825	1,904
Corporate borrowers		15,571	15,175	8,442
Non-recourse loans	Japan	0	0	0
	The Americas	812	812	166
Other	Real estate companies	1,493	1,480	419
	Entertainment companies	1,382	1,374	490
	Other	11,884	11,509	7,367
Purchased loans		3,658	3,658	1,917

Total		¥58,827	¥57,755	¥13,731

Consumer borrowers		23,163	22,512	3,372

	Housing loans	4,434	4,181	835

	Card loans	3,945	3,937	633

	Other	14,784	14,394	1,904

Corporate borrowers		31,900	31,479	8,442

Non-recourse loans	Japan	232	232	0

	The Americas	4,216	4,216	166

Other	Real estate companies	2,380	2,367	419

	Entertainment companies	1,382	1,374	490

	Other	23,690	23,290	7,367

Purchased loans		3,764	3,764	1,917

	December 31, 2019
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥30,813	¥30,811	¥0
Consumer borrowers		1,088	1,086	0
	Housing loans	682	680	0
	Card loans	0	0	0
	Other	406	406	0
Corporate borrowers		29,616	29,616	0
Non-recourse loans	The Americas	1,751	1,751	0
Other	Real estate companies	14,009	14,009	0
	Entertainment companies	31	31	0
	Other	13,825	13,825	0
Purchased loans		109	109	0
With an allowance recorded *2		38,967	38,507	11,254
Consumer borrowers		25,059	24,740	3,528
	Housing loans	5,301	5,285	802
	Card loans	3,914	3,906	625
	Other	15,844	15,549	2,101
Corporate borrowers		11,019	10,878	6,238
Non-recourse loans	The Americas	765	765	229
Other	Real estate companies	1,173	1,160	373
	Entertainment companies	453	452	109
	Other	8,628	8,501	5,527
Purchased loans		2,889	2,889	1,488

Total		¥69,780	¥69,318	¥11,254

Consumer borrowers		26,147	25,826	3,528

	Housing loans	5,983	5,965	802

	Card loans	3,914	3,906	625

	Other	16,250	15,955	2,101

Corporate borrowers		40,635	40,494	6,238

Non-recourse loans	The Americas	2,516	2,516	229

Other	Real estate companies	15,182	15,169	373

	Entertainment companies	484	483	109

	Other	22,453	22,326	5,527

Purchased loans		2,998	2,998	1,488

Note: Loans held for sale are not included in the table above.

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the nine and three months ended December 31, 2018 and 2019:

	Nine months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥20,526	¥299	¥270
	Housing loans	4,121	105	103
	Card loans	4,029	46	40
	Other	12,376	148	127
Corporate borrowers		24,493	248	237
Non-recourse loans	Japan	249	4	4
	The Americas	2,607	0	0
Other	Real estate companies	2,490	26	26
	Entertainment companies	1,536	29	23
	Other	17,611	189	184
Purchased loans		4,761	42	41

Total		¥49,780	¥589	¥548

	Nine months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥24,268	¥341	¥300
	Housing loans	4,906	109	105
	Card loans	3,924	44	38
	Other	15,438	188	157
Corporate borrowers		31,962	106	104
Non-recourse loans	Japan	172	2	2
	The Americas	3,077	0	0
Other	Real estate companies	5,260	25	25
	Entertainment companies	940	18	18
	Other	22,513	61	59
Purchased loans		3,484	139	139

Total		¥59,714	¥586	¥543

	Three months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥22,433	¥78	¥78
	Housing loans	4,561	16	16
	Card loans	4,003	14	14
	Other	13,869	48	48
Corporate borrowers		27,695	26	26
Non-recourse loans	Japan	242	0	0
	The Americas	2,173	0	0
Other	Real estate companies	2,417	8	8
	Entertainment companies	1,472	5	5
	Other	21,391	13	13
Purchased loans		4,311	10	10

Total		¥54,439	¥114	¥114

	Three months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥25,781	¥106	¥100
	Housing loans	5,840	34	32
	Card loans	3,908	13	13
	Other	16,033	59	55
Corporate borrowers		33,618	54	54
Non-recourse loans	Japan	111	0	0
	The Americas	2,495	0	0
Other	Real estate companies	8,312	6	6
	Entertainment companies	499	4	4
	Other	22,201	44	44
Purchased loans		3,110	53	53

Total		¥62,509	¥213	¥207

Note: Loans held for sale are not included in the table above.

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2019 and December 31, 2019:

	March 31, 2019
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,870,447	¥23,163	¥12,412	¥35,575	¥1,906,022
	Housing loans	1,593,005	4,434	1,388	5,822	1,598,827
	Card loans	239,523	3,945	1,671	5,616	245,139
	Other	37,919	14,784	9,353	24,137	62,056
Corporate borrowers		1,269,021	31,900	0	31,900	1,300,921
Non-recourse loans	Japan	48,881	232	0	232	49,113
	The Americas	45,699	4,216	0	4,216	49,915
Other	Real estate companies	352,669	2,380	0	2,380	355,049
	Entertainment companies	64,665	1,382	0	1,382	66,047
	Other	757,107	23,690	0	23,690	780,797
Purchased loans		12,652	3,764	0	3,764	16,416
Finance leases		1,140,825	0	14,807	14,807	1,155,632
	Japan	787,081	0	6,158	6,158	793,239
	Overseas	353,744	0	8,649	8,649	362,393

Total		¥4,292,945	¥58,827	¥27,219	¥86,046	¥4,378,991

	December 31, 2019
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥2,087,663	¥26,147	¥12,248	¥38,395	¥2,126,058
	Housing loans	1,832,996	5,983	1,665	7,648	1,840,644
	Card loans	220,801	3,914	1,506	5,420	226,221
	Other	33,866	16,250	9,077	25,327	59,193
Corporate borrowers		1,353,797	40,635	0	40,635	1,394,432
Non-recourse loans	Japan	72,597	0	0	0	72,597
	The Americas	67,990	2,516	0	2,516	70,506
Other	Real estate companies	371,534	15,182	0	15,182	386,716
	Entertainment companies	62,470	484	0	484	62,954
	Other	779,206	22,453	0	22,453	801,659
Purchased loans		11,808	2,998	0	2,998	14,806
Finance leases		1,126,844	0	15,495	15,495	1,142,339
	Japan	765,613	0	6,084	6,084	771,697
	Overseas	361,231	0	9,411	9,411	370,642

Total		¥4,580,112	¥69,780	¥27,743	¥97,523	¥4,677,635

Note: Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and finance leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2019 and December 31, 2019:

	March 31, 2019
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,783	¥15,647	¥21,430	¥1,906,022	¥15,647
	Housing loans	1,721	2,654	4,375	1,598,827	2,654
	Card loans	548	2,127	2,675	245,139	2,127
	Other	3,514	10,866	14,380	62,056	10,866
Corporate borrowers		4,960	13,753	18,713	1,300,921	27,979
Non-recourse loans	Japan	0	0	0	49,113	0
	The Americas	2,925	2,457	5,382	49,915	3,818
Other	Real estate companies	2	552	554	355,049	1,392
	Entertainment companies	0	663	663	66,047	663
	Other	2,033	10,081	12,114	780,797	22,106
Finance leases		7,181	14,807	21,988	1,155,632	14,807
	Japan	679	6,158	6,837	793,239	6,158
	Overseas	6,502	8,649	15,151	362,393	8,649

Total		¥17,924	¥44,207	¥62,131	¥4,362,575	¥58,433

	December 31, 2019
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,817	¥15,413	¥21,230	¥2,126,058	¥15,413
	Housing loans	1,826	2,657	4,483	1,840,644	2,657
	Card loans	515	1,946	2,461	226,221	1,946
	Other	3,476	10,810	14,286	59,193	10,810
Corporate borrowers		3,866	28,038	31,904	1,394,432	37,913
Non-recourse loans	Japan	0	0	0	72,597	0
	The Americas	142	2,516	2,658	70,506	2,516
Other	Real estate companies	74	14,263	14,337	386,716	14,368
	Entertainment companies	0	24	24	62,954	24
	Other	3,650	11,235	14,885	801,659	21,005
Finance leases		6,413	15,495	21,908	1,142,339	15,495
	Japan	700	6,084	6,784	771,697	6,084
	Overseas	5,713	9,411	15,124	370,642	9,411

Total		¥16,096	¥58,946	¥75,042	¥4,662,829	¥68,821

Note: Loans held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and finance leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine and three months ended December 31, 2018 and 2019:

	Nine months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,873	¥6,876
	Housing loans	61	30
	Card loans	1,624	1,055
	Other	8,188	5,791
Corporate borrowers		6,002	6,001
Other	Other	6,002	6,001

Total		¥15,875	¥12,877

	Nine months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,187	¥6,935
	Housing loans	16	14
	Card loans	1,422	1,052
	Other	7,749	5,869
Corporate borrowers		4,196	4,196
Non-recourse loans	The Americas	340	340
Other	Other	3,856	3,856

Total		¥13,383	¥11,131

	Three months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥3,961	¥2,832
	Housing loans	10	5
	Card loans	552	363
	Other	3,399	2,464
Corporate borrowers		2,141	2,141
Other	Other	2,141	2,141

Total		¥6,102	¥4,973

	Three months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥3,079	¥2,301
	Card loans	477	364
	Other	2,602	1,937
Corporate borrowers		1,749	1,749
Non-recourse loans	The Americas	340	340
Other	Other	1,409	1,409

Total		¥4,828	¥4,050

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2018 and for which there was a payment default during the nine and three months ended December 31, 2018:

	Nine months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥1,380
	Card loans	23
	Other	1,357

Total		¥1,380

	Three months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥933
	Card loans	20
	Other	913

Total		¥933

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2019 and for which there was a payment default during the nine and three months ended December 31, 2019:

	Nine months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥1,497
	Card loans	7
	Other	1,490
Consumer borrowers		127
Other	Other	127

Total		¥1,624

	Three months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥444
	Card loans	4
	Other	440
Corporate borrowers		127
Other	Other	127

Total		¥571

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

As of March 31, 2019 and December 31, 2019, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥251 million and ¥323 million as of March 31, 2019 and December 31, 2019, respectively.

8.	Investment in Securities

Investment in securities as of March 31, 2019 and December 31, 2019 consists of the following:

	Millions of yen
	March 31, 2019	December 31, 2019
Equity securities *	¥549,047	¥537,004
Trading debt securities	1,564	1,371
Available-for-sale debt securities	1,264,244	1,576,349
Held-to-maturity debt securities	114,061	113,880

Total	¥1,928,916	¥2,228,604

*

The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥324,220 million and ¥306,524 million as of March 31, 2019 and December 31, 2019, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥75,923 million and ¥70,556 million as of March 31, 2019 and December 31, 2019, respectively. The amount of investment funds elected for the fair value option included in equity securities were ¥5,811 million and ¥5,997 million as of March 31, 2019 and December 31, 2019, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of December 31, 2018 were losses of ¥4,944 million and ¥7,547 million, respectively, for the nine and three months ended December 31, 2018. Net unrealized holding gains (losses) on equity securities held as of December 31, 2019 were gains of ¥34,529 million and ¥22,522 million, respectively, for the nine and three months ended December 31, 2019, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.

Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2019 and December 31, 2019, and for the nine and three months ended December 31, 2018 and 2019.

	Millions of yen
	March 31, 2019			Nine months ended December 31, 2018		Three months ended December 31, 2018
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥35,431	¥(1,688)	¥18	¥(151)	¥0	¥0	¥0

	Millions of yen
	December 31, 2019			Nine months ended December 31, 2019		Three months ended December 31, 2019
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥37,137	¥(1,495)	¥61	¥(38)	¥43	¥0	¥5

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2018 were gains of ¥102 million and ¥123 million, respectively, for the nine and three months ended December 31, 2018. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2019 were losses of ¥7 million and ¥74 million, respectively, for the nine and three months ended December 31, 2019.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2019 and December 31, 2019, these investments were fair valued at ¥5,811 million and ¥5,997 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2019 and December 31, 2019, these investments were fair valued at ¥420 million and ¥790 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2019 and December 31, 2019, these investments were fair valued at ¥21,136 million and ¥18,796 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities and held-to-maturity debt securities in each major security type as of March 31, 2019 and December 31, 2019 are as follows:

March 31, 2019

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥416,218	¥20,133	¥(5,500)	¥430,851
Japanese prefectural and foreign municipal bond securities	189,792	3,749	(236)	193,305
Corporate debt securities	485,156	5,205	(2,364)	487,997
CMBS and RMBS in the Americas	59,954	2,566	(1,041)	61,479
Other asset-backed securities and debt securities	88,620	3,381	(1,389)	90,612

	1,239,740	35,034	(10,530)	1,264,244

Held-to-maturity debt securities:
Japanese government bond securities and other	114,061	30,265	0	144,326

	¥1,353,801	¥65,299	¥(10,530)	¥1,408,570

December 31, 2019

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥578,705	¥21,685	¥(9,155)	¥591,235
Japanese prefectural and foreign municipal bond securities	234,273	4,639	(624)	238,288
Corporate debt securities	588,853	9,187	(3,285)	594,755
CMBS and RMBS in the Americas	56,764	2,538	(1,340)	57,962
Other asset-backed securities and debt securities	92,338	3,369	(1,598)	94,109

	1,550,933	41,418	(16,002)	1,576,349

Held-to-maturity debt securities:
Japanese government bond securities and other	113,880	30,642	0	144,522

	¥1,664,813	¥72,060	¥(16,002)	¥1,720,871

The following tables provide information about available-for-sale debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2019 and December 31, 2019, respectively:

March 31, 2019

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥51,551	¥(1,119)	¥98,830	¥(4,381)	¥150,381	¥(5,500)
Japanese prefectural and foreign municipal bond securities	1,329	(35)	4,510	(201)	5,839	(236)
Corporate debt securities	9,156	(18)	68,924	(2,346)	78,080	(2,364)
CMBS and RMBS in the Americas	10,194	(362)	7,147	(679)	17,341	(1,041)
Other asset-backed securities and debt securities	10,253	(411)	28,748	(978)	39,001	(1,389)

	¥82,483	¥(1,945)	¥208,159	¥(8,585)	¥290,642	¥(10,530)

December 31, 2019
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥86,920	¥(2,228)	¥153,775	¥(6,927)	¥240,695	¥(9,155)
Japanese prefectural and foreign municipal bond securities	71,088	(623)	220	(1)	71,308	(624)
Corporate debt securities	152,919	(1,351)	23,731	(1,934)	176,650	(3,285)
CMBS and RMBS in the Americas	8,700	(273)	8,715	(1,067)	17,415	(1,340)
Other asset-backed securities and debt securities	13,573	(254)	26,723	(1,344)	40,296	(1,598)

	¥333,200	¥(4,729)	¥213,164	¥(11,273)	¥546,364	¥(16,002)

The number of investment securities that were in an unrealized loss position as of March 31, 2019 and December 31, 2019 were 199 and 390, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include Japanese and foreign government bond securities and corporate debt securities in Japan and overseas.

The unrealized loss associated with government bond securities and corporate debt securities are primarily due to changes in the market interest rates, currency exchange rates and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2019.

The other-than-temporary impairment losses recognized in other comprehensive income (loss) and earnings for the nine and three months ended December 31, 2018 and 2019 are as follows:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Total other-than-temporary impairment losses	¥806	¥0
Portion of loss recognized in other comprehensive income (before taxes)	(136)	0

Net impairment losses recognized in earnings	¥670	¥0

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Total other-than-temporary impairment losses	¥113	¥0
Portion of loss recognized in other comprehensive income (before taxes)	0	0

Net impairment losses recognized in earnings	¥113	¥0

For debt securities held as of December 31, 2018 and 2019, roll-forwards of the amount of accumulated other-than-temporary impairments related to credit losses for the nine and three months ended December 31, 2018 and 2019 are as follows. The amount mainly consists of CMBS and RMBS in the Americas and foreign municipal bond securities:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Beginning	¥1,021	¥2,102
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	551	0
Reduction during the period:
For securities sold or redeemed	(22)	0

Ending	¥1,550	¥2,102

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Beginning	¥1,550	¥2,102

Ending	¥1,550	¥2,102

In addition, the non-credit loss component on the other-than-temporary impaired debt securities above mentioned is recognized in other comprehensive income (loss), net of applicable income taxes. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. Unrealized gains and unrealized losses recorded in accumulated other comprehensive income (loss) on these debt securities as of March 31, 2019 and December 31, 2019 were not material.

9.	Transfer of Financial Assets

The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.

When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

For the nine months ended December 31, 2018 and 2019, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥370,946 million and ¥431,379 million, respectively. For the nine months ended December 31, 2018 and 2019, gains (losses) from the securitization and transfer of loans were ¥12,122 million and ¥13,378 million, respectively, which is included in finance revenues in the consolidated statements of income.

For the three months ended December 31, 2018 and 2019, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥152,310 million and ¥154,890 million, respectively. For the three months ended December 31, 2018 and 2019, gains (losses) from the securitization and transfer of loans were ¥4,110 million and ¥3,675 million, respectively, which is included in finance revenues in the consolidated statements of income.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the nine and three months ended December 31, 2018 and 2019 are as follows:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Three months ended December 31, 2018	Three months ended December 31, 2019
Beginning balance	¥28,756	¥31,572	¥31,068	¥32,364
Increase mainly from loans sold with servicing retained	4,696	6,354	2,038	2,253
Decrease mainly from amortization	(3,526)	(3,764)	(1,193)	(1,339)
Increase (Decrease) from the effects of changes in foreign exchange rates	1,270	(388)	(717)	496

Ending balance	¥31,196	¥33,774	¥31,196	¥33,774

The fair value of the servicing assets as of March 31, 2019 and December 31, 2019 are as follows:
			Millions of yen
			March 31, 2019	December 31, 2019
Beginning balance			¥35,681	¥39,846
Ending balance			¥39,846	¥42,028

10.	Variable Interest Entities

The Company and its subsidiaries use SPEs in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.

The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2019

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,014	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	94,404	31,208	49,587	0
(d) VIEs for corporate rehabilitation support business	564	30	0	0
(e) VIEs for investment in securities	72,347	121	42	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	228,859	175,115	228,859	0
(g) VIEs for securitization of loan receivable originated by third parties	2,264	2,729	2,264	0
(h) VIEs for power generation projects	282,739	195,915	242,937	54,533
(i) Other VIEs	149,333	45,082	120,312	0

Total	¥832,524	¥450,200	¥644,001	¥54,533

December 31, 2019

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,485	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	89,455	16,597	18,204	0
(d) VIEs for corporate rehabilitation support business	750	262	0	0
(e) VIEs for investment in securities	64,121	44	0	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	221,885	129,068	221,885	0
(g) VIEs for securitization of loan receivable originated by third parties	2,495	3,193	2,495	0
(h) VIEs for power generation projects	397,330	285,406	356,841	42,015
(i) Other VIEs	170,143	71,216	150,321	0

Total	¥948,664	¥505,787	¥749,746	¥42,015

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2019

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,524	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	34,872	0	3,426	3,426
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,493,461	0	60,329	81,337
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	982,353	0	21,768	21,776
(h) VIEs for power generation projects	26,495	0	1,783	1,783
(i) Other VIEs	391,602	3,200	32,569	37,947

Total	¥4,937,307	¥3,200	¥120,866	¥147,260

December 31, 2019

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,452	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	36,619	0	2,527	2,527
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,723,534	0	56,979	74,001
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,128,788	0	17,227	17,233
(h) VIEs for power generation projects	25,264	0	1,709	1,709
(i) Other VIEs	195,637	2,929	11,449	14,495

Total	¥5,118,294	¥2,929	¥90,882	¥110,956

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

Variable interests of non-consolidated VIEs, which the Company has, are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate.

The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

Certain subsidiaries consolidated certain such VIEs since the subsidiaries has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as finance lease receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, net investment in leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations, thermal power stations and wind power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable, long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

11.	Investment in Affiliates

Investment in affiliates at March 31, 2019 and December 31, 2019 consists of the following:

	Millions of yen
	March 31, 2019	December 31, 2019
Shares	¥789,638	¥770,274
Loans and others	53,122	51,709

	¥842,760	¥821,983

12. Redeemable Noncontrolling Interests Changes in redeemable noncontrolling interests for the nine months ended December 31, 2018 and 2019 are as follows:
	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Beginning balance	¥7,420	¥9,780
Comprehensive income
Net income	434	359
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	326	(130)
Total other comprehensive income (loss)	326	(130)
Comprehensive income	760	229
Dividends	(501)	(289)

Ending balance	¥7,679	¥9,720

13.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the nine months ended December 31, 2018 and 2019, are as follows:

	Nine months ended December 31, 2018
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2018	¥10,465	¥0	¥(20,487)	¥(31,806)	¥(3,738)	¥(45,566)

Cumulative effect of adopting Accounting Standards Update 2016-01	(3,250)	351	0	0	0	(2,899)

Balance at April 1, 2018	7,215	351	(20,487)	(31,806)	(3,738)	(48,465)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(256) million	497					497
Reclassification adjustment included in net income, net of tax of ¥731 million	(2,332)					(2,332)
Debt valuation adjustments, net of tax of ¥(127) million		322				322
Reclassification adjustment included in net income, net of tax of ¥8 million		(19)				(19)
Defined benefit pension plans, net of tax of ¥(71) million			85			85
Reclassification adjustment included in net income, net of tax of ¥32 million			(80)			(80)
Foreign currency translation adjustments, net of tax of ¥155 million				(5,130)		(5,130)
Reclassification adjustment included in net income, net of tax of ¥(1) million				1		1
Net unrealized gains (losses) on derivative instruments, net of tax of ¥174 million					(526)	(526)
Reclassification adjustment included in net income, net of tax of ¥(132) million					462	462

Total other comprehensive income (loss)	(1,835)	303	5	(5,129)	(64)	(6,720)

Transaction with noncontrolling interests	0	0	(52)	12	0	(40)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	0	0	1	(102)	13	(88)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	326	0	326

Balance at December 31, 2018	¥5,380	¥654	¥(20,535)	¥(37,147)	¥(3,815)	¥(55,463)

	Nine months ended December 31, 2019
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2019	¥17,389	¥582	¥(27,902)	¥(43,558)	¥(7,854)	¥(61,343)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,053) million	5,472					5,472
Reclassification adjustment included in net income, net of tax of ¥1,700 million	(4,195)					(4,195)
Debt valuation adjustments, net of tax of ¥(65) million		168				168
Reclassification adjustment included in net income, net of tax of ¥12 million		(32)				(32)
Defined benefit pension plans, net of tax of ¥(32) million			129			129
Reclassification adjustment included in net income, net of tax of ¥(142) million			363			363
Foreign currency translation adjustments, net of tax of ¥(823) million				(18,801)		(18,801)
Reclassification adjustment included in net income, net of tax of ¥(1,058) million				2,216		2,216
Net unrealized gains (losses) on derivative instruments, net of tax of ¥996 million					(4,444)	(4,444)
Reclassification adjustment included in net income, net of tax of ¥(323) million					884	884

Total other comprehensive income (loss)	1,277	136	492	(16,585)	(3,560)	(18,240)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(6)	0	(1)	(1,541)	1	(1,547)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(130)	0	(130)

Balance at December 31, 2019	¥18,672	¥718	¥(27,409)	¥(58,472)	¥(11,415)	¥(77,906)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended December 31, 2018 and 2019, are as follows:

	Three months ended December 31, 2018
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2018	¥5,609	¥270	¥(20,688)	¥(17,802)	¥(3,085)	¥(35,696)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(114) million	(391)					(391)
Reclassification adjustment included in net income, net of tax of ¥(118) million	162					162
Debt valuation adjustments, net of tax of ¥(153) million		391				391
Reclassification adjustment included in net income, net of tax of ¥3 million		(7)				(7)
Defined benefit pension plans, net of tax of ¥(94) million			232			232
Reclassification adjustment included in net income, net of tax of ¥11 million			(26)			(26)
Foreign currency translation adjustments, net of tax of ¥(8,709) million				(19,918)		(19,918)
Reclassification adjustment included in net income, net of tax of ¥0 million				0		0
Net unrealized gains (losses) on derivative instruments, net of tax of ¥212 million					(487)	(487)
Reclassification adjustment included in net income, net of tax of ¥86 million					(267)	(267)

Total other comprehensive income (loss)	(229)	384	206	(19,918)	(754)	(20,311)

Transaction with noncontrolling interests	0	0	(50)	11	0	(39)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	0	0	3	(386)	(24)	(407)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(176)	0	(176)

Balance at December 31, 2018	¥5,380	¥654	¥(20,535)	¥(37,147)	¥(3,815)	¥(55,463)

	Three months ended December 31, 2019
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2019	¥22,300	¥786	¥(27,116)	¥(79,587)	¥(13,511)	¥(97,128)

Net unrealized gains (losses) on investment in securities, net of tax of ¥1,116 million	(2,838)					(2,838)
Reclassification adjustment included in net income, net of tax of ¥313 million	(789)					(789)
Debt valuation adjustments, net of tax of ¥21 million		(54)				(54)
Reclassification adjustment included in net income, net of tax of ¥5 million		(14)				(14)
Defined benefit pension plans, net of tax of ¥151 million			(406)			(406)
Reclassification adjustment included in net income, net of tax of ¥(40) million			112			112
Foreign currency translation adjustments, net of tax of ¥6,858 million				20,802		20,802
Reclassification adjustment included in net income, net of tax of ¥(348) million				658		658
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(584) million					1,877	1,877
Reclassification adjustment included in net income, net of tax of ¥(109) million					291	291

Total other comprehensive income (loss)	(3,627)	(68)	(294)	21,460	2,168	19,639

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	1	0	(1)	200	72	272

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	145	0	145

Balance at December 31, 2019	¥18,672	¥718	¥(27,409)	¥(58,472)	¥(11,415)	¥(77,906)

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2018 and 2019 are as follows:

	Nine months ended December 31, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥3,211	Gains on investment securities and dividends
Sales of debt securities	1,545	Life insurance premiums and related investment income
Amortization of debt securities	(895)	Finance revenues
Amortization of debt securities	(128)	Life insurance premiums and related investment income
Others	(670)	Write-downs of securities and other

	3,063	Total before income tax
	(731)	Income tax (expense) or benefit

	¥2,332	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥27	Life insurance costs

	27	Total before income tax
	(8)	Income tax (expense) or benefit

	¥19	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥807	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(692)	See Note 16 “Pension Plans”
Amortization of transition obligation	(3)	See Note 16 “Pension Plans”

	112	Total before income tax
	(32)	Income tax (expense) or benefit

	¥80	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(2)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(2)	Total before income tax
	1	Income tax (expense) or benefit

	¥(1)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥141	Finance revenues/Interest expense
Foreign exchange contracts	(220)	Other (income) and expense, net
Foreign currency swap agreements	(515)	Finance revenues/Interest expense/Other (income) and expense, net

	(594)	Total before income tax
	132	Income tax (expense) or benefit

	¥(462)	Net of tax

	Nine months ended December 31, 2019
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,159	Gains on investment securities and dividends
Sales of debt securities	5,133	Life insurance premiums and related investment income
Amortization of debt securities	(784)	Finance revenues
Amortization of debt securities	(613)	Life insurance premiums and related investment income

	5,895	Total before income tax
	(1,700)	Income tax (expense) or benefit

	¥4,195	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥44	Life insurance costs

	44	Total before income tax
	(12)	Income tax (expense) or benefit

	¥32	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥730	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(1,233)	See Note 16 “Pension Plans”
Amortization of transition obligation	(2)	See Note 16 “Pension Plans”

	(505)	Total before income tax
	142	Income tax (expense) or benefit

	¥(363)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(1,875)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense, net
Sales or liquidation	(1,399)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3,274)	Total before income tax
	1,058	Income tax (expense) or benefit

	¥(2,216)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(584)	Interest expense
Foreign exchange contracts	(255)	Interest expense
Foreign currency swap agreements	(368)	Interest expense/Other (income) and expense, net

	(1,207)	Total before income tax
	323	Income tax (expense) or benefit

	¥(884)	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2018 and 2019 are as follows:

	Three months ended December 31, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥88	Gains on investment securities and dividends
Sales of debt securities	0	Life insurance premiums and related investment income
Amortization of debt securities	(241)	Finance revenues
Amortization of debt securities	(14)	Life insurance premiums and related investment income
Others	(113)	Write-downs of securities and other

	(280)	Total before income tax
	118	Income tax (expense) or benefit

	¥(162)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥10	Life insurance costs

	10	Total before income tax
	(3)	Income tax (expense) or benefit

	¥7	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥269	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(231)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	37	Total before income tax
	(11)	Income tax (expense) or benefit

	¥26	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥4	Finance revenues/Interest expense
Foreign exchange contracts	(230)	Other (income) and expense, net
Foreign currency swap agreements	579	Finance revenues/Interest expense/Other (income) and expense, net

	353	Total before income tax
	(86)	Income tax (expense) or benefit

	¥267	Net of tax

	Three months ended December 31, 2019
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥245	Gains on investment securities and dividends
Sales of debt securities	1,578	Life insurance premiums and related investment income
Amortization of debt securities	(405)	Finance revenues
Amortization of debt securities	(316)	Life insurance premiums and related investment income

	1,102	Total before income tax
	(313)	Income tax (expense) or benefit

	¥789	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥19	Life insurance costs

	19	Total before income tax
	(5)	Income tax (expense) or benefit

	¥14	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥249	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(401)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	(152)	Total before income tax
	40	Income tax (expense) or benefit

	¥(112)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥393	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense, net
Sales or liquidation	(1,399)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,006)	Total before income tax
	348	Income tax (expense) or benefit

	¥(658)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(218)	Interest expense/Other (income) and expense, net
Foreign exchange contracts	(107)	Interest expense
Foreign currency swap agreements	(75)	Interest expense/Other (income) and expense, net

	(400)	Total before income tax
	109	Income tax (expense) or benefit

	¥(291)	Net of tax

14.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2018 and 2019 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Resolution	The board of directors on May 21, 2018	The board of directors on May 22, 2019
Type of shares	Common stock	Common stock
Total dividends paid	¥49,984 million	¥58,962 million
Dividend per share	¥39.00	¥46.00
Date of record for dividend	March 31, 2018	March 31, 2019
Effective date for dividend	June 5, 2018	June 3, 2019
Dividend resource	Retained earnings	Retained earnings

Resolution	The board of directors on October 26, 2018	The board of directors on October 28, 2019
Type of shares	Common stock	Common stock
Total dividends paid	¥38,453 million	¥44,862 million
Dividend per share	¥30.00	¥35.00
Date of record for dividend	September 30, 2018	September 30, 2019
Effective date for dividend	December 4, 2018	December 3, 2019
Dividend resource	Retained earnings	Retained earnings

Total dividends paid by resolution of the board of directors on May 21, 2018 include ¥64 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2018. Total dividends paid by resolution of the board of directors on May 22, 2019 include ¥83 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2019.

Total dividends paid by resolution of the board of directors on October 26, 2018 include ¥55 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2018. Total dividends paid by resolution of the board of directors on October 28, 2019 include ¥62 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2019.

(2)	There were no applicable dividends for which the date of record was in the nine months ended December 31, 2018 and 2019, and for which the effective date was after December 31, 2018 and 2019.

15.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended December 31, 2018 and 2019 are as follows:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Personnel expenses	¥183,872	¥192,526
Selling expenses	56,892	53,759
Administrative expenses	75,783	86,033
Depreciation of office facilities	3,537	5,436

Total	¥320,084	¥337,754

Selling, general and administrative expenses for the three months ended December 31, 2018 and 2019 are as follows:
	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Personnel expenses	¥61,434	¥66,736
Selling expenses	20,009	18,578
Administrative expenses	26,674	29,361
Depreciation of office facilities	1,321	1,888

Total	¥109,438	¥116,563

16.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.

Net periodic pension cost for the nine months ended December 31, 2018 and 2019 consists of the following:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Japanese plans:
Service cost	¥4,144	¥4,384
Interest cost	542	438
Expected return on plan assets	(2,042)	(2,083)
Amortization of prior service credit	(673)	(615)
Amortization of net actuarial loss	633	865
Amortization of transition obligation	0	0

Net periodic pension cost	¥2,604	¥2,989

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Overseas plans:
Service cost	¥2,433	¥2,649
Interest cost	1,484	1,275
Expected return on plan assets	(3,292)	(3,242)
Amortization of prior service credit	(134)	(115)
Amortization of net actuarial loss	59	368
Amortization of transition obligation	3	2

Net periodic pension cost	¥553	¥937

Note:

The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

Net pension cost of the plans for the three months ended December 31, 2018 and 2019 consists of the following:

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Japanese plans:
Service cost	¥1,382	¥1,507
Interest cost	181	151
Expected return on plan assets	(680)	(713)
Amortization of prior service credit	(225)	(210)
Amortization of net actuarial loss	211	288
Amortization of transition obligation	0	0

Net periodic pension cost	¥869	¥1,023

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Overseas plans:
Service cost	¥802	¥883
Interest cost	491	426
Expected return on plan assets	(1,090)	(1,101)
Amortization of prior service credit	(44)	(39)
Amortization of net actuarial loss	20	113
Amortization of transition obligation	1	0

Net periodic pension cost	¥180	¥282

Note:

The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

17.	Life Insurance Operations

Life insurance premiums and related investment income for the nine and three months ended December 31, 2018 and 2019 consist of the following:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Life insurance premiums	¥233,134	¥254,683
Life insurance related investment income (loss) *	(5,114)	35,973

	¥228,020	¥290,656

*    Life insurance related investment income for the nine months ended December 31, 2018 and 2019 include a net unrealized holding loss of ¥23,189 million and a net unrealized holding gain of ¥24,609 million on equity securities held as of December 31, 2018 and 2019, respectively.

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Life insurance premiums	¥79,623	¥87,421
Life insurance related investment income (loss) *	(32,207)	20,767

	¥47,416	¥108,188

*    Life insurance related investment income for the three months ended December 31, 2018 and 2019 include a net unrealized holding loss of ¥43,010 million and a net unrealized holding gain of ¥18,043 million on equity securities held as of December 31, 2018 and 2019, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the nine and three months ended December 31, 2018 and 2019, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Reinsurance benefits	¥1,891	¥1,949
Reinsurance premiums	(4,142)	(3,933)

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Reinsurance benefits	¥698	¥774
Reinsurance premiums	(1,293)	(1,282)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the nine months ended December 31, 2018 and 2019 was ¥13,238 million and ¥13,839 million, respectively. In addition, amortization charged to income for the three months ended December 31, 2018 and 2019 was ¥4,580 million and ¥4,707 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the nine and three months ended December 31, 2018 and 2019 are as follows:

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥(21,790)	¥25,962
Net gains or losses from derivative contracts:	2,496	(3,477)
Futures	2,730	(3,292)
Foreign exchange contracts	(316)	(5)
Options held	82	(180)

Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(81,515)	¥(26,992)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	62,522	39,418
Changes in the fair value of the reinsurance contracts	(2,794)	3,230

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥(43,844)	¥18,661
Net gains or losses from derivative contracts:	5,956	(2,653)
Futures	5,051	(2,284)
Foreign exchange contracts	219	(284)
Options held	686	(85)

Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(43,098)	¥(3,917)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	14,851	14,304
Changes in the fair value of the reinsurance contracts	(6,681)	2,163

18.	Write-Downs of Long-Lived Assets

The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2019 and December 31, 2019, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2019	As of December 31, 2019
Investment in operating leases	¥24,956	¥37,875
Property under facility operations	44,473	0
Other assets	19	812

The long-lived assets classified as held for sale as of March 31, 2019 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of December 31, 2019 are included in Corporate Financial Services segment, Real Estate segment and Overseas Business segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the nine months ended December 31, 2018 and 2019, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥26 million and ¥554 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Nine months ended December 31, 2018		Nine months ended December 31, 2019
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥16	1	¥529	2
Others *	10	—	25	—

Total	¥26	—	¥554	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥16 million in Real Estate segment and ¥10 million in Overseas Business segment were recorded for the nine months ended December 31, 2018. Losses of ¥534 million in Overseas Business segment and ¥20 million in Real Estate segment were recorded for the nine months ended December 31, 2019.

For the three months ended December 31, 2018, there were no impairment losses. For the three months ended December 31, 2019, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥518 million which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended December 31, 2018		Three months ended December 31, 2019
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥0	—	¥509	1
Others *	0	—	9	—

Total	¥0	—	¥518	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥518 million in Overseas Business segment were recorded for the three months ended December 31, 2019.

19.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine and three months ended December 31, 2018 and 2019 is as follows:

During the nine and three months ended December 31, 2018 and 2019, there were no stock compensation which were antidilutive.

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Net Income attributable to ORIX Corporation shareholders	¥236,207	¥244,319

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Net Income attributable to ORIX Corporation shareholders	¥81,157	¥85,169

	Thousands of Shares
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Weighted-average shares	1,280,038	1,279,196
Effect of dilutive securities—
Stock compensation	1,083	1,138

Weighted-average shares for diluted EPS computation	1,281,121	1,280,334

	Thousands of Shares
	Three months ended December 31, 2018	Three months ended December 31, 2019
Weighted-average shares	1,279,962	1,278,048
Effect of dilutive securities—
Stock compensation	1,040	1,245

Weighted-average shares for diluted EPS computation	1,281,002	1,279,293

	Yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥184.53	¥190.99
Diluted	¥184.38	¥190.82

	Yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥63.41	¥66.64
Diluted	¥63.35	¥66.58

Note:

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation. (1,715,210 and 1,813,193 shares for the nine months ended December 31, 2018 and 2019, 1,823,993 and 1,796,993 shares for the three months ended December 31, 2018 and 2019)

20.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2019 and December 31, 2019.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies. The Company and certain overseas subsidiaries use interest rate swap agreements to hedge interest rate exposure of the fair values of National government bonds in foreign currencies.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Derivatives not designated as hedging instruments

The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(1,529)	Finance revenues/Interest expense	¥141	—	¥0

Foreign exchange contracts	252	Other (income) and expense, net	(220)	—	0

Foreign currency swap agreements	577	Finance revenues/Interest expense/Other (income) and expense, net	(515)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(4,553)	Finance revenues/Interest expense	¥4,553	Finance revenues/Interest expense

Foreign exchange contracts	(3,834)	Other (income) and expense, net	3,711	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥2,500	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(115)	—	¥0
Borrowings and bonds in foreign currencies	(7,377)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,013	Other (income) and expense, net

Futures	2,573	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(2,037)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	59	Other (income) and expense, net

Options held/written and other	(1,077)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2018 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2019 is as follows.

(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense, net
Interest rate swap agreements	¥(4,610)	¥584	¥0
Foreign exchange contracts	(369)	255	0
Foreign currency swap agreements	(461)	260	108

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense, net	Life insurance premiums and related investment income	Other (income) and expense, net
Interest rate swap agreements	¥(5,794)	¥0	¥5,431	¥0
Foreign exchange contracts	1,172	153	(910)	(128)

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income (Millions of yen)
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense, net
Foreign exchange contracts	¥4,380	¥1,594	¥3,448	¥21
Borrowings and bonds in foreign currencies	8,342	0	0	0

(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative (Millions of yen)
	Life insurance premiums and related investment income *	Interest expense	Other (income) and expense, net
Interest rate swap agreements	¥0	¥5	¥120
Futures	(3,292)	0	2,367
Foreign exchange contracts	177	3,635	1,494
Credit derivatives held	0	0	(6)
Options held/written and other	(180)	0	1,202

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2019 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended December 31, 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,252)	Finance revenues/Interest expense	¥4	—	¥0

Foreign exchange contracts	9	Other (income) and expense, net	(230)	—	0

Foreign currency swap agreements	1,544	Finance revenues/Interest expense /Other (income) and expense, net	579	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	(5,781)	Finance revenues/Interest expense	5,781	Finance revenues/Interest expense

Foreign exchange contracts	830	Other (income) and expense, net	(953)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥4,234	—	¥0	—	¥0
Borrowings and bonds in foreign currencies	14,711	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(134)	Other (income) and expense, net

Futures	5,257	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	5,819	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	40	Other (income) and expense, net

Options held/written and other	(1,350)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2018 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended December 31, 2019 is as follows.

(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense, net
Interest rate swap agreements	¥2,481	¥218	¥0
Foreign exchange contracts	(255)	107	0
Foreign currency swap agreements	235	(25)	100

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense, net	Life insurance premiums and related investment income	Other (income) and expense, net
Interest rate swap agreements	¥3,346	¥0	¥(3,299)	¥0
Foreign exchange contracts	(934)	127	1,370	(98)

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income (Millions of yen)
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense, net
Foreign exchange contracts	¥(12,324)	¥1,594	¥1,194	¥7
Borrowings and bonds in foreign currencies	(10,477)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative (Millions of yen)
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense, net
Interest rate swap agreements	¥0	¥2	¥(12)
Futures	(2,284)	0	1,760
Foreign exchange contracts	(337)	1,119	6,017
Credit derivatives held	0	0	10
Options held/written and other	(85)	0	1,328

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2019 (see Note 17 “Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2019 is as follows.

Fair value hedges

Millions of yen
Gains (losses) reclassified from other comprehensive income (loss) into income
Life insurance premiums and related investment income
Foreign exchange contracts	¥(1,324)

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for the three months ended December 31, 2019 is as follows.

Fair value hedges

Millions of yen
Gains (losses) reclassified from other comprehensive income (loss) into income
Life insurance premiums and related investment income
Foreign exchange contracts	¥(904)

The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at December 31, 2019 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities *	¥318,697	¥13,213	—	¥0	¥0

*	Accumulated fair value hedge adjustments of ¥(1,921) million are included for hedged items for which hedge accounting has been discontinued.

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2019 and December 31, 2019 are as follows.

March 31, 2019

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥498,874	¥11	Other Assets	¥17,320	Other Liabilities

Futures, foreign exchange contracts	505,909	1,888	Other Assets	3,177	Other Liabilities

Foreign currency swap agreements	65,575	1,203	Other Assets	364	Other Liabilities

Foreign currency long-term debt	641,127	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥60,657	¥127	Other Assets	¥119	Other Liabilities

Options held/written and other *	556,668	11,140	Other Assets	2,809	Other Liabilities

Futures, foreign exchange contracts *	320,710	1,119	Other Assets	2,159	Other Liabilities

Credit derivatives held	262	7	Other Assets	10	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥34,701 million, futures contracts of ¥37,359 million and foreign exchange contracts of ¥13,171 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2019, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥206 million, ¥248 million and ¥30 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥258 million and ¥173 million at March 31, 2019, respectively.

December 31, 2019

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥504,636	¥158	Other Assets	¥24,703	Other Liabilities

Options held/written and other	949	5	Other Assets	0	—

Futures, foreign exchange contracts	509,650	25	Other Assets	9,753	Other Liabilities

Foreign currency swap agreements	66,422	1,421	Other Assets	965	Other Liabilities

Foreign currency long-term debt	618,412	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥7,183	¥9	Other Assets	¥65	Other Liabilities

Options held/written and other *	490,428	13,687	Other Assets	10,960	Other Liabilities

Futures, foreign exchange contracts *	323,990	378	Other Assets	4,742	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥25,225 million, futures contracts of ¥30,042 million and foreign exchange contracts of ¥9,716 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2019, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥16 million, ¥0 million and ¥6 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥34 million and ¥114 million at December 31, 2019, respectively.

21.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2019 and December 31, 2019 are as follows.

March 31, 2019

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Total assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Derivative liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

Total liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

December 31, 2019
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥15,683	¥(514)	¥15,169	¥(16)	¥0	¥15,153

Total assets	¥15,683	¥(514)	¥15,169	¥(16)	¥0	¥15,153

Derivative liabilities	¥51,188	¥(514)	¥50,674	¥(14,143)	¥(1,313)	¥35,218

Total liabilities	¥51,188	¥(514)	¥50,674	¥(14,143)	¥(1,313)	¥35,218

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

22.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2019

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,161,032	¥1,161,032	¥1,161,032	¥0	¥0
Restricted cash	122,548	122,548	122,548	0	0
Installment loans (net of allowance for probable loan losses)	3,231,708	3,228,750	0	199,590	3,029,160
Equity securities *1	425,593	425,593	68,631	295,769	61,193
Trading debt securities	1,564	1,564	0	1,564	0
Available-for-sale debt securities	1,264,244	1,264,244	24,831	1,138,966	100,447
Held-to-maturity debt securities	114,061	144,326	0	120,714	23,612
Other Assets:
Time deposits	4,754	4,754	0	4,754	0
Derivative assets *2	13,998	13,998	0	0	0
Reinsurance recoverables (Investment contracts)	29,989	30,400	0	0	30,400
Liabilities:
Short-term debt	¥309,549	¥309,549	¥0	¥309,549	¥0
Deposits	1,782,198	1,782,753	0	1,782,753	0
Policy liabilities and Policy account balances (Investment contracts)	244,497	244,653	0	0	244,653
Long-term debt	4,186,222	4,199,341	0	1,158,287	3,041,054
Other Liabilities:
Derivative liabilities *2	24,461	24,461	0	0	0

*1	The amount of ¥12,100 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

December 31, 2019

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥902,312	¥902,312	¥902,312	¥0	¥0
Restricted cash	118,297	118,297	118,297	0	0
Installment loans (net of allowance for probable loan losses)	3,571,075	3,575,442	0	212,528	3,362,914
Equity securities *1	417,433	417,433	73,334	277,917	66,182
Trading debt securities	1,371	1,371	0	1,371	0
Available-for-sale debt securities	1,576,349	1,576,349	22,381	1,453,002	100,966
Held-to-maturity debt securities	113,880	144,522	0	120,150	24,372
Other Assets:
Time deposits	4,250	4,250	0	4,250	0
Derivative assets *2	15,169	15,169	0	0	0
Reinsurance recoverables (Investment contracts)	9,019	9,272	0	0	9,272
Liabilities:
Short-term debt	¥384,132	¥384,132	¥0	¥384,132	¥0
Deposits	2,053,762	2,053,439	0	2,053,439	0
Policy liabilities and Policy account balances (Investment contracts)	217,610	217,734	0	0	217,734
Long-term debt	4,119,179	4,144,011	0	1,105,707	3,038,304
Other Liabilities:
Derivative liabilities *2	50,674	50,674	0	0	0

*1	The amount of ¥11,878 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

23.	Commitments, Guarantees and Contingent Liabilities

Commitments—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥210 million and ¥30 million as of March 31, 2019 and December 31, 2019, respectively.

The minimum future rentals on non-cancelable operating leases as of March 31, 2019 are as follows:

Years ending March 31,	Millions of yen
2020	¥7,694
2021	6,647
2022	5,923
2023	5,434
2024	4,802
Thereafter	34,485

Total	¥64,985

The Company and certain subsidiaries lease lands under fixed-term land lease agreements, which are cancelable when certain conditions are met. The future maximum lease commitment under such arrangements at March 31, 2019 totals ¥57,388 million through March 31, 2024 and ¥64,222 million thereafter.

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥17,564 million in fiscal 2019.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥4,266 million and ¥5,301 million for the nine months ended December 31, 2018 and 2019, respectively, and ¥1,673 million and ¥1,787 million for the three months ended December 31, 2018 and 2019, respectively. As of March 31, 2019 and December 31, 2019, the amounts due are as follows:

	Millions of yen
	March 31, 2019	December 31, 2019
Within one year	¥4,323	¥3,905
More than one year	3,185	4,579

Total	¥7,508	¥8,484

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥121,647 million and ¥81,982 million as of March 31, 2019 and December 31, 2019, respectively.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥375,238 million and ¥398,065 million as of March 31, 2019 and December 31, 2019, respectively.

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2019 and December 31, 2019:

	March 31, 2019			December 31, 2019
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥500,499	¥6,707	2026	¥498,541	¥6,045	2027
Transferred loans	175,623	1,436	2059	195,190	1,408	2060
Consumer loans	343,119	42,400	2030	342,156	42,406	2030
Housing loans	40,395	4,701	2048	11,143	4,513	2048
Other	263	1	2024	186	1	2024

Total	¥1,059,899	¥55,245	—	¥1,047,216	¥54,373	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2019 and December 31, 2019, total notional amount of the loans subject to such guarantees are ¥1,089,000 million and ¥1,099,000 million, respectively, and book value of guarantee liabilities are ¥2,559 million and ¥2,518 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2019.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2019.

As of March 31, 2019 and December 31, 2019, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥593,062 million and ¥620,718 million, respectively.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2019.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2019.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2019 and December 31, 2019:

	Millions of yen
	March 31, 2019	December 31, 2019
Lease payments, loans and investment in operating leases	¥109,210	¥130,832
Investment in securities	160,408	162,317
Property under facility operations	31,264	28,250
Other assets and other	28,895	22,168

Total	¥329,777	¥343,567

As of March 31, 2019 and December 31, 2019, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥33,280 million and ¥80,267 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥49,125 million and ¥56,320 million, respectively. As of December 31, 2019, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥10,794 million. In addition, ¥46,029 million and ¥51,308 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2019 and December 31, 2019.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of December 31, 2019.

24.	Segment Information

Based on the nature of major products and services, customer base, and management organizations, our business are organized into six operating segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business.

The financial information by the operating segments as reported below is that which is available by the segments, and regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Types of products and services of the six segments are as follows.

Corporate Financial Services	:	Finance and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car-sharing; test and measurement instruments, and IT-related equipment rentals and leasing
Real Estate	:	Real estate development, rental and management; facility operation; real estate investment management
Investment and Operation	:	Environment and energy, private equity and concession
Retail	:	Life insurance, banking and card loan
Overseas Business	:	Asset management, aircraft- and ship-related operations, private equity and finance

In fiscal 2019, the Company had made DAIKYO a wholly-owned subsidiary, to complement their respective real estate business and to jointly aim for medium- and long-term growth as a comprehensive real estate group. Accordingly, the segment classification of DAIKYO had been shifted from Investment and Operation segment to Real Estate segment since the previous fiscal year. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.

The Company and its subsidiaries adopted the New Lease Standard on April 1, 2019. This adoption has resulted in a gross up of ROU assets of investment in operating leases and property under facility operations principally for operating leases, where the Company is the lessee, such as land leases and office and equipment leases in all of our segments except for Retail segment. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

The following table represents the financial data for segments for the nine months ended December 31, 2018:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥71,717	¥214,304	¥357,381	¥504,032	¥289,288	¥365,420	¥1,802,142
Segment profits	19,760	30,387	54,721	31,091	66,237	95,621	297,817
The following table represents the financial data for segments for the nine months ended December 31, 2019:
	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥69,721	¥224,017	¥332,039	¥341,302	¥355,468	¥369,192	¥1,691,739
Segment profits	13,159	25,767	56,070	55,590	70,447	131,894	352,927

The following table represents the financial data for segments for the three months ended December 31, 2018:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥20,650	¥72,662	¥113,383	¥136,357	¥67,553	¥126,657	¥537,262
Segment profits	2,972	9,804	10,557	6,201	17,062	27,905	74,501
The following table represents the financial data for segments for the three months ended December 31, 2019:
	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥24,031	¥76,801	¥102,851	¥116,245	¥129,888	¥124,837	¥574,653
Segment profits	4,008	9,142	9,892	27,203	27,262	45,031	122,538
The following table presents the financial data on segment assets for segments as of March 31, 2019 and December 31, 2019:
	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2019	¥959,725	¥873,775	¥720,221	¥733,612	¥3,571,437	¥3,138,928	¥9,997,698
December 31, 2019	1,000,148	900,943	756,092	808,466	4,110,336	3,283,169	10,859,154

The accounting policies for segment financial data is generally the same as described in Note 2 “Significant Accounting and Reporting Policies”, except for the treatments on tax expenses, net income attributable to non-controlling interests and net income attributable to the redeemable non-controlling interests. Besides, net income attributable to non-controlling interests and net income attributable to the redeemable non-controlling interests are not included in segment profits or losses because the segment information is based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. Tax expenses are not included in segment profit or loss because the segment performance is assessed based on net income before taxes. The net income attributable to non-controlling interests and net income attributable to the redeemable non-controlling interests, which are recognized after-tax in the consolidated financial statements, are adjusted to the pre-tax basis. Most of the selling, general and administrative expenses, including personnel expenses that are directly related to the operating activities, are aggregated and recorded in each segment. Gains and losses which are not considered for the evaluation of segment performance, such as the write-down of certain long-lived assets and foreign exchange profits or losses (other profit or loss (net) included ), are treated as corporate profits or losses.

Assets attributed to each segment are net investment in leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). It should be noted that the depreciation expenses of office facilities are included in each segment profit and loss while the corresponding assets are not allocated to each segment’s assets. However, the amount is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Nine months ended December 31, 2018	Nine months ended December 31, 2019
Segment revenues:
Total revenues for segments	¥1,802,142	¥1,691,739
Revenues related to corporate assets	7,894	8,035
Revenues from inter-segment transactions	(13,881)	(15,395)

Total consolidated revenues	¥1,796,155	¥1,684,379

Segment profits:
Total profits for segments	¥297,817	¥352,927
Corporate profits (losses)	(5,190)	(6,875)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,541	4,406

Total consolidated income before income taxes	¥295,168	¥350,458

	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2019
Segment revenues:
Total revenues for segments	¥537,262	¥574,653
Revenues related to corporate assets	1,162	1,805
Revenues from inter-segment transactions	(4,283)	(4,757)

Total consolidated revenues	¥534,141	¥571,701

Segment profits:
Total profits for segments	¥74,501	¥122,538
Corporate profits (losses)	(1,027)	(2,439)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	749	1,730

Total consolidated income before income taxes	¥74,223	¥121,829

	Millions of yen
	March 31, 2019	December 31, 2019
Segment assets:
Total assets for segments	¥9,997,698	¥10,859,154
Cash and cash equivalents, restricted cash	1,283,580	1,020,609
Allowance for doubtful receivables on finance leases and probable loan losses	(58,011)	(56,922)
Trade notes, accounts and other receivable	280,590	276,405
Other corporate assets	671,060	743,712

Total consolidated assets	¥12,174,917	¥12,842,958

The following tables represent the consolidated financial data of the Company and its subsidiaries by geographic areas for the nine months ended December 31, 2018, and for the nine months ended December 31, 2019:

For the nine months ended December 31, 2018

	Millions of yen
	Nine months ended December 31, 2018
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,433,808	¥149,509	¥212,838	¥1,796,155
Income before Income Taxes	201,496	55,590	38,082	295,168
For the nine months ended December 31, 2019
	Millions of yen
	Nine months ended December 31, 2019
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,314,414	¥154,143	¥215,822	¥1,684,379
Income before Income Taxes	219,836	64,739	65,883	350,458

The following tables represent the consolidated financial data of the Company and its subsidiaries by geographic areas for the three months ended December 31, 2018, and for the three months ended December 31, 2019:

For the three months ended December 31, 2018

	Millions of yen
	Three months ended December 31, 2018
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥408,515	¥50,509	¥75,117	¥534,141
Income before Income Taxes	47,354	11,626	15,243	74,223
For the three months ended December 31, 2019
	Millions of yen
	Three months ended December 31, 2019
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥446,798	¥52,623	¥72,280	¥571,701
Income before Income Taxes	78,153	19,307	24,369	121,829

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and the Middle East

The following tables represent the breakdown of revenue by types of contract with customers, products and services, and geographic areas for the nine months ended December 31, 2018, for the nine months ended December 31, 2019:

For the nine months ended December 31, 2018

	Millions of yen
	Nine months ended December 31, 2018
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥3,184	¥3,539	¥4,876	¥371,192	¥0	¥5,996	¥388,787	¥1,167	¥389,954
Real estate sales	0	0	62,842	0	0	402	63,244	0	63,244
Asset management and servicing	0	0	4,458	328	121	143,910	148,817	(66)	148,751
Automobile related services	367	45,659	0	139	0	12,752	58,917	(271)	58,646
Facilities operation	0	0	79,624	0	0	2,944	82,568	0	82,568
Environment and energy services	2,242	0	165	96,520	0	783	99,710	(619)	99,091
Real estate management and brokerage	0	0	78,466	0	0	0	78,466	(1,314)	77,152
Real estate contract work	0	0	53,055	0	0	0	53,055	(9)	53,046
Other	26,545	6,750	3,334	27,975	2,319	14,949	81,872	(1,511)	80,361

Total revenues from contracts with customers	32,338	55,948	286,820	496,154	2,440	181,736	1,055,436	(2,623)	1,052,813

Geographical location
Japan	32,338	55,675	286,820	495,602	2,440	4,637	877,512	(480)	877,032
The Americas	0	0	0	0	0	89,901	89,901	0	89,901
Other	0	273	0	552	0	87,198	88,023	(2,143)	85,880

Total revenues from contracts with customers	32,338	55,948	286,820	496,154	2,440	181,736	1,055,436	(2,623)	1,052,813

Other revenues *	39,379	158,356	70,561	7,878	286,848	183,684	746,706	(3,364)	743,342

Segment revenues /Total revenues	¥71,717	¥214,304	¥357,381	¥504,032	¥289,288	¥365,420	¥1,802,142	¥(5,987)	¥1,796,155

For the nine months ended December 31, 2019

	Millions of yen
	Nine months ended December 31, 2019
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥4,323	¥4,734	¥3,257	¥197,472	¥0	¥3,856	¥213,642	¥1,216	¥214,858
Real estate sales	0	0	64,518	0	0	751	65,269	0	65,269
Asset management and servicing	0	0	5,962	264	122	133,012	139,360	(80)	139,280
Automobile related services	372	45,727	0	172	0	12,981	59,252	(296)	58,956
Facilities operation	0	0	57,807	0	0	363	58,170	(0)	58,170
Environment and energy services	2,298	0	0	105,810	0	787	108,895	(548)	108,347
Real estate management and brokerage	0	0	79,648	0	0	0	79,648	(1,790)	77,858
Real estate contract work	0	0	65,338	0	0	0	65,338	0	65,338
Other	26,003	7,389	3,046	28,747	3,052	11,079	79,316	(1,191)	78,125

Total revenues from contracts with customers	32,996	57,850	279,576	332,465	3,174	162,829	868,890	(2,689)	866,201

Geographical location
Japan	32,996	57,285	279,576	331,404	3,174	3,146	707,581	(158)	707,423
The Americas	0	0	0	0	0	76,367	76,367	0	76,367
Other	0	565	0	1,061	0	83,316	84,942	(2,531)	82,411

Total revenues from contracts with customers	32,996	57,850	279,576	332,465	3,174	162,829	868,890	(2,689)	866,201

Other revenues *	36,725	166,167	52,463	8,837	352,294	206,363	822,849	(4,671)	818,178

Segment revenues /Total revenues	¥69,721	¥224,017	¥332,039	¥341,302	¥355,468	¥369,192	¥1,691,739	¥(7,360)	¥1,684,379

The following tables represent the breakdown of revenue by types of contract with customers, products and services, and geographic areas for the three months ended December 31, 2018, and for the three months ended December 31, 2019:

For the three months ended December 31, 2018

	Millions of yen
	Three months ended December 31, 2018
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥1,180	¥1,142	¥1,544	¥94,144	¥0	¥3,881	¥101,891	¥152	¥102,043
Real estate sales	0	0	20,148	0	0	246	20,394	0	20,394
Asset management and servicing	0	0	1,579	93	37	48,402	50,111	(11)	50,100
Automobile related services	122	16,027	0	46	0	4,348	20,543	(96)	20,447
Facilities operation	0	0	26,860	0	0	977	27,837	(0)	27,837
Environment and energy services	551	0	43	31,158	0	207	31,959	(203)	31,756
Real estate management and brokerage	0	0	26,350	0	0	0	26,350	(284)	26,066
Real estate contract work	0	0	21,015	0	0	0	21,015	(9)	21,006
Other	8,028	2,235	1,098	9,184	843	5,950	27,338	(1,530)	25,808

Total revenues from contracts with customers	9,881	19,404	98,637	134,625	880	64,011	327,438	(1,981)	325,457

Geographical location
Japan	9,881	19,331	98,637	134,420	880	1,759	264,908	(1,341)	263,567
The Americas	0	0	0	0	0	30,716	30,716	0	30,716
Other	0	73	0	205	0	31,536	31,814	(640)	31,174

Total revenues from contracts with customers	9,881	19,404	98,637	134,625	880	64,011	327,438	(1,981)	325,457

Other revenues *	10,769	53,258	14,746	1,732	66,673	62,646	209,824	(1,140)	208,684

Segment revenues /Total revenues	¥20,650	¥72,662	¥113,383	¥136,357	¥67,553	¥126,657	¥537,262	¥(3,121)	¥534,141

For the three months ended December 31, 2019

	Millions of yen
	Three months ended December 31, 2019
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥1,506	¥1,528	¥346	¥71,352	¥0	¥564	¥75,296	¥139	¥75,435
Real estate sales	0	0	19,948	0	0	250	20,198	0	20,198
Asset management and servicing	0	0	2,060	85	42	47,389	49,576	(38)	49,538
Automobile related services	121	16,254	0	48	0	4,351	20,774	(97)	20,677
Facilities operation	0	0	16,248	0	0	107	16,355	0	16,355
Environment and energy services	610	0	0	31,591	0	206	32,407	(187)	32,220
Real estate management and brokerage	0	0	26,782	0	0	0	26,782	(390)	26,392
Real estate contract work	0	0	22,657	0	0	0	22,657	0	22,657
Other	9,312	2,551	967	9,138	1,087	3,522	26,577	(904)	25,673

Total revenues from contracts with customers	11,549	20,333	89,008	112,214	1,129	56,389	290,622	(1,477)	289,145

Geographical location
Japan	11,549	20,142	89,008	111,971	1,129	980	234,779	(679)	234,100
The Americas	0	0	0	0	0	27,374	27,374	0	27,374
Other	0	191	0	243	0	28,035	28,469	(798)	27,671

Total revenues from contracts with customers	11,549	20,333	89,008	112,214	1,129	56,389	290,622	(1,477)	289,145

Other revenues *	12,482	56,468	13,843	4,031	128,759	68,448	284,031	(1,475)	282,556

Segment revenues /Total revenues	¥24,031	¥76,801	¥102,851	¥116,245	¥129,888	¥124,837	¥574,653	¥(2,952)	¥571,701

*

Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

25.	Subsequent Events

There are no material subsequent events.